Exhibit 99.59

SEDAR FILING VERSION

APHRIA INC.

as the Purchaser

and

NUUVERA INC.

as the Company

ARRANGEMENT AGREEMENT

January 28, 2018

i

ii

Schedule C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Schedule D	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Schedule E	FORM OF SUPPORT AND VOTING AGREEMENT

iii

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 28th day of January, 2018,

BETWEEN:

APHRIA INC., a corporation continued under the laws of the Province of Ontario

(the “Purchaser”)

- and -

NUUVERA INC., a corporation incorporated under the laws of the Province of Ontario;

(the “Company”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1                                   Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of this Agreement relating to: (i) any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company or any of its Subsidiaries (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries; or (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

“affiliate” has the meaning specified in National Instrument 45-106 — Prospectus and Registration Exemptions.

“Agreement” means this arrangement agreement.

“Arrangement” means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Issued Securities” means all securities to be issued pursuant to the Arrangement, including the Consideration Shares and the Replacement Options.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“associate” has the meaning specified in the Securities Act (Ontario).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person, and includes the Company License and the Purchaser License.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.4(2).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario.

“cannabis” has the meaning given to such term in the ACMPR.

“Cash Consideration” means $1.00 per Company Share.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).

“Collective Agreement” means a collective bargaining agreement or union agreement.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Nuuvera Inc.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Common Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Common Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Company Data Room” means the material contained in the virtual Company Data Room established by the Company as at 5:00 p.m. on January 27, 2018, the index of documents of which is appended to the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the employees of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed under the profile of the Company on the System for Electronic Document Analysis Retrieval (SEDAR) since December 14, 2017.

“Company License” means the license issued by Health Canada to the Company and its Subsidiaries pursuant to Section 9.2 of the Narcotic Control Regulations to the Controlled Drugs and Substances Act (Canada).

“Company Locked-up Shareholders” means each of those persons set out in Section 1.1 of the Company Disclosure Letter and all of the directors and senior officers of the Company.

“Company Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or could reasonably be expected to be material and adverse to the current and future business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)                                 any change affecting the cannabis industry as a whole;

(b)                                 any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets;

(c)                                  any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)                                 any change in GAAP applicable to the Company;

(e)                                  any natural disaster;

(f)                                   the failure by the Company to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings (it being understood that the cause underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred);

(g)                                  the announcement of this Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or its Subsidiaries with the Company’s employees, customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries has business relations;

(h)                                 any action taken (or omitted to be taken) by the Company that is consented to by, the Purchaser expressly in writing;

(i)                                     any matter which has been disclosed by the Company in the Company Disclosure Letter;

(j)                                    any actions taken (or omitted to be taken) upon the written request of the Purchaser; or

(k)                                 any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Company Material Adverse Effect has occurred), provided, however, that with respect to clauses (a) through to and including (e), such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Company and/or its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Company Material Adverse Effect” has occurred.

“Company Meeting” means the special meeting of Company Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Optionholders” means the holders of Company Options.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company’s stock option plan, effective as of December 29, 2017, as listed in section (f) of the Company Disclosure Letter.

“Company Securityholders” means, collectively, the Company Common Shareholders, the Company Optionholders and the Company Warrantholders.

“Company Warrantholders” means the registered or beneficial holders of Company Warrants.

“Company Warrants” means the warrants of the Company, each of which will entitle the holder thereof to acquire one Common Share at a price of $7.20 per Common Share, to be issued pursuant to the Offering and as reflected in the Company Filings.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his or her designee.

“Competition Act” means the Competition Act (Canada).

“Competition Act Clearance” means:

(i)                                     the Purchaser shall have received an advance ruling certificate issued by the Commissioner of Competition under Subsection 102(1) of the Competition Act in respect of the transactions contemplated by this Agreement; or

(ii)                                  both of the following shall have occurred:

(A)                               the relevant waiting period under Section 123 of the Competition Act in respect of the transactions contemplated by this Agreement, including any extension thereof, shall have expired, been waived or been terminated, and

(B)                               the Purchaser shall have received a No Action Letter.

“Confidentiality Agreement” means the confidentiality and non-disclosure agreement between the Company and the Purchaser dated January 26, 2018.

“Consideration” means the consideration to be received by non-dissenting Company Common Shareholders (other than the Purchaser) pursuant to the Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time, consisting of the Cash Consideration and the Share Consideration.

“Consideration Shares” means the Purchaser Shares to be issued in exchange for Common Shares pursuant to the Arrangement.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws and all amendments to such articles or by-laws.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which a Party or any of its respective Subsidiaries is a party or by which it or any of its respective Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means TSX Trust Company, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably, for the purpose of, among other things, exchanging certificates representing Common Shares for Consideration Shares in connection with the Arrangement.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of a Party or any of its subsidiaries, which are maintained by or binding upon such Party or any of its subsidiaries or in respect of which such Party or any of its subsidiaries has an actual or contingent liability excluding all obligations for severance and termination pursuant to a statute.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Exclusivity Agreement” means the letter agreement dated January 25, 2018 between the Company and the Purchaser.

“Fairness Opinion” means an opinion of Canaccord Genuity Corp. to the effect that, as of the date hereof, the Consideration to be received by the Company Common Shareholders (other than the Purchaser and its affiliates) is fair, from a financial point of view, to such holders.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“GAAP” means generally accepted accounting principles as set-out in the CPA Canada Handbook — Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software; and (viii) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Key Regulatory Approvals” means (i) the Competition Act Clearance, unless the Purchaser determines that the transactions contemplated by this Agreement are not subject to Part IX of the Competition Act; and (ii) the Stock Exchange Approval.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Loan Amount” has the meaning ascribed thereto in the Plan of Arrangement.

“Matching Period” has the meaning specified in Section 5.4(1)(e).

“Material Contract” means any Contract:

(a)                                 that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect;

(b)                                 relating directly or indirectly to the guarantee of any material liabilities or material obligations or to indebtedness for borrowed money;

(c)                                  restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable

Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company in each case, in any material respect;

(d)                                 under which a Person made payments to the Company and its Subsidiaries in excess of $500,000 during the calendar year ended December 31, 2017;

(e)                                  under which the Company and/or its Subsidiaries made payments to any Person in excess of $500,000 during the calendar year ended December 31, 2017;

(f)                                   under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $500,000 over the remaining term;

(g)                                  providing for the establishment, investment in, organization or formation of any joint venture, limited liability company, partnership or similar entity

(h)                                 that creates an exclusive dealing arrangement or right of first offer or refusal that materially limits the Company’s business;

(i)                                     with a Governmental Entity for a value in excess of $100,000;

(j)                                    that contains any material exclusivity or non-solicitation obligations of the Company or any of its Subsidiaries;

(k)                                 providing for severance or change in control payments;

(l)                                     providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $1 million;

(m)                             that limits or restricts in any material respect (A) the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services; or

(n)                                 that is otherwise material to the Company and its Subsidiaries, taken as a whole.

“MD&A” means management’s discussion and analysis.

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“No Action Letter” means written confirmation from the Commissioner of Competition that he or she does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“OBCA” means the Business Corporations Act (Ontario).

“Offering” means the proposed “bought deal” prospectus offering of units of the Company as announced on January 24, 2018.

“officer” has the meaning specified in the Securities Act (Ontario).

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party and is taken in the ordinary course of the normal day-to-day operations of the business of such Party.

“Outside Date” means May 31, 2018 or such later date as may be agreed to in writing by the Parties, subject to: (i) the right of any Party to extend the Outside Date for up to an additional 45 days if the condition in Section 6.1(3) has not been satisfied; and (ii) the right of the Purchaser to extend the Outside Date for up to an additional 45 days if the condition in Section 6.2(4) has not been satisfied; provided that (i) notwithstanding the foregoing, no Party shall be permitted to extend the Outside Date if the failure of the applicable condition to be satisfied is primarily the result of such Party’s failure to comply with its covenants herein and (ii) in no event shall the Outside Date be extended by more than 45 days in the aggregate without the written consent of both Parties.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Permitted Liens” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)                                 Liens for Taxes which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recent publicly filed financial statements;

(b)                                 inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)                                  the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of a Party or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)                                 easements, servitudes, restrictions, restrictive covenants, rights of way, licenses, permits and other similar rights in real or immovable property that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(e)                                  zoning and building by-laws and ordinances, regulations made by public authorities that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(f)                                   such other imperfections or irregularities of title or Lien that, in each case, do not materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair business operations of such properties; and

(g)                                  agreements with any Governmental Entity and any public utilities or private suppliers of services that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 hereof, the Plan of Arrangement itself or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.6.

“Purchaser” means Aphria Inc.

“Purchaser Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to the Company with this Agreement.

“Purchaser Filings” means all documents publicly filed under the profile of the Purchaser on the System for Electronic Document Analysis Retrieval (SEDAR) since June 1, 2016.

“Purchaser License” means the license issued by Health Canada to the Purchaser and expiring on September 25, 2019 pursuant to section 35 of the ACMPR, as renewed and amended by Health Canada from time to time, granting the Purchaser the authority to produce, sell, possess, ship, transport, deliver and destroy dried cannabis and cannabis plants, as well as cannabis oil extracts.

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or could reasonably be expected to be material and adverse to the current and future business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from:

(a)                                 any change affecting the cannabis industry as a whole (excluding, but only while the Purchaser has a direct or indirect material ownership interest in entities engaged in US cannabis related activities, any written notice sent by the TSX notifying the Purchaser of a formal delisting review of the Purchaser or the Purchaser Shares);

(b)                                 any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets;

(c)                                  any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity (excluding, but only while the Purchaser has a direct or indirect material ownership interest in entities engaged in U.S. cannabis related activities, any change in Law enacted by the United States Congress and the President of the United States resulting in budgetary and/or operational authority being granted to the Department of Justice to prosecute enforcement actions either criminally or civilly against medical marijuana companies who are operating lawfully in accordance with state law and/or licensure requirements in a state where medical marijuana is legal);

(d)                                 any change in GAAP applicable to the Purchaser;

(e)                                  any natural disaster;

(f)                                   the failure by the Purchaser to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings (it being understood that the cause underlying any such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);

(g)                                  the announcement of this Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Purchaser or its Subsidiaries with the Purchaser’s employees, customers, suppliers partners and other Persons with which the Purchaser or any of its Subsidiaries has business relations;

(h)                                 any action taken (or omitted to be taken) by the Purchaser that is consented to by the Company expressly in writing;

(i)                                     any matter which has been disclosed by the Purchaser in the Purchaser Disclosure Letter;

(j)                                    any actions taken (or omitted to be taken) upon the written request of the Company; or

(k)                                 any change in the market price or trading volume of any securities of the Purchaser (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred), provided, however, that with respect to clauses (a) through to and including (e), such matter does not have a materially disproportionate effect on the Purchaser and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Purchaser and/or its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Purchaser Material Adverse Effect” has occurred.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement, and includes the Key Regulatory Approvals.

“Replacement Option” means an option or right to purchase Purchaser Shares granted by the Purchaser in replacement of Company Options pursuant to the Arrangement.

“Representative” has the meaning specified in Section 5.1(1).

“Required Approval” has the meaning specified in Section 2.2(1)(b).

“Restricted Cash Amount” means an amount equal to the sum of (i) $87,000,000 and (ii) money actually received by the Company upon exercise of Company Options or Company Warrants if exercised following the date hereof and before the Effective Date, or such other amount as the Parties may agree to in writing.

“Securities Authority” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (Ontario) and any other applicable provincial securities Laws.

“Share Consideration” means 0.3546 of a Purchaser Share for each Common Share subject to adjustments in accordance with Section 2.12.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Stock Exchange Approval” means the conditional approval of the TSX to list the Purchaser Shares to be issued pursuant to the Arrangement, subject only to conditions to be satisfied in connection with the completion of the Arrangement and/or following the completion of the Arrangement.

“Subject Securities” has the meaning specified in Section 2.2(2).

“Subject Shares” has the meaning specified in Section 4.3(6)(a).

“Subsidiary” has the meaning specified in National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date of this Agreement.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from Person(s) who are an arm’s length third party or parties, made after the date of this Agreement, to acquire not less than all of the outstanding Common Shares or all or substantially all of the assets of the Company on a consolidated basis that:

(a)                                 complies with Securities Laws and did not result from or involve a breach of this Agreement, the Exclusivity Agreement or any other agreement between the Person making the Acquisition Proposal and the Company or any of its Subsidiaries;

(b)                                 is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal but for this purpose of determining if there is a Superior Proposal, the existence of the Support and Voting Agreements shall be disregarded;

(c)                                  is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required consideration will be available to effect payment in full for all of the Common Shares or assets, as the case may be;

(d)                                 is not subject to any due diligence or access condition;

(e)                                  the Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Company Common Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)); and

(f)                                   in the event that the Company does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable.

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Support and Voting Agreements” means, collectively, the support and voting agreements dated the date hereof between the Purchaser and each of the Company Locked-up Shareholders, substantially in the form of Schedule E, which, inter alia, may not be terminated by the Company Locked-up Shareholders in the event of a Superior Proposal.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii);

(iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning specified in Section 4.8(3).

“Termination Fee” has the meaning specified in Section 8.2.

“Termination Fee Event” has the meaning specified in Section 8.2.

“Termination Notice” has the meaning specified in Section 4.8(3).

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended.

Section 1.2                                   Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)                                 Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)                                 Currency. All references to dollars or to $ are references to Canadian dollars.

(3)                                 Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)                                 Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available to the Purchaser” means copies of the subject materials were included in the Company Data Room or otherwise provided in writing in the manner expressly set forth in the Company Disclosure Letter.

(5)                                 Capitalized Terms. All capitalized terms used in any Schedule, the Company Disclosure Letter or the Purchaser Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)                                 Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the knowledge of Ronald Schmeichel, Lorne Abony, Jordon Greenberg, Josh Epstein and James Eaton, after due and diligent inquiry. Where any representation or warranty is expressly qualified by reference to the knowledge of the Purchaser, it is deemed to refer to the knowledge of Vic Neufeld, John Cervini, Cole Cacciavillani and Carl Merton, after due and diligent inquiry.

(7)                                 Accounting Terms. All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

(8)                                 Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)                                 Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)                          Time References. References to time are to local time, Toronto, Ontario.

(11)                          Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

Section 1.3                                   Schedules.

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE ARRANGEMENT

Section 2.1                                   Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2                                   Interim Order

(1)                                 As soon as reasonably practicable after the date of this Agreement, but in any event at a time so as to permit the Company Meeting to be held on or before the date specified in Section 2.3(a), the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Section 182 of the OBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(a)                                 for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)                                 that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be not less than (i) 66 2/3% of the votes cast on the Arrangement Resolution by Company Common Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting; and (ii) a simple majority of the votes attached to Common Shares held by Company Common Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting excluding for this purpose votes attached to Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101.

(c)                                  that the terms, restrictions and conditions of the Company’s Constating Documents relating to the holding of a meeting of Company Common Shareholders, including quorum requirements and all other matters, shall, unless varied by the Interim Order, apply in respect of the Company Meeting;

(d)                                 for the grant of the Dissent Rights to those Company Common Shareholders who are registered Company Common Shareholders;

(e)                                  for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)                                   that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)                                  confirmation of the record date for the purposes of determining the Company Common Shareholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(h)                                 that the record date for the Company Common Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Securities Laws; and

(i)                                     for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

(2)                                 In seeking the Interim Order, the Company shall advise the Court that it is the Purchaser’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Arrangement Issued Securities to be issued pursuant to the Arrangement, based and conditioned on the Court’s approval of the Arrangement and its determination that the Arrangement is fair and reasonable to holders of Company securities whose rights are affected by the Arrangement (collectively, the “Subject Securities”) to whom will be issued Arrangement Issued Securities pursuant to the Arrangement, following a hearing and after considering of the substantive and procedural terms and conditions thereof.

Section 2.3                                   The Company Meeting

The Company shall:

(a)                                 convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as practical and, in any event but subject to compliance by the Purchaser with its obligations in Section 2.4, on or before March 30, 2018 (or such later date as may be agreed to by the Parties in writing or required as a result of a delay by the Purchaser in providing the information required pursuant to Section 2.4) and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(A)                               in the case of an adjournment, as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled); or

(B)                               as required or permitted under, Section 5.4(5) or Section 4.8(3).

(b)                                 solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Common Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, at the Purchaser’s expense, using dealer and proxy solicitation services firms and cooperating with any Persons engaged, with the consent of the Company, by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)                                  provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested in writing from time to time by the Purchaser;

(d)                                 permit the Purchaser at its expense to, on behalf of the management of the Company, directly or through a soliciting dealer approved in writing by the Company, actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(e)                                  consult with the Purchaser in fixing the record date for the Company Meeting and the date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(f)                                   promptly advise the Purchaser, at such times as the Purchaser may reasonably request in writing and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(g)                                  promptly advise the Purchaser of any communication (written or oral) from any Person in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings involving any such Person;

(h)                                 not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to any claims regarding the Arrangement or Dissent Rights without the prior written consent of the Purchaser;

(i)                                     not change the record date for the Company Common Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting, unless required by Law;

(j)                                    at the reasonable written request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the registered Company Common Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including holders of Company Options and Company Warrants), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares; and

(k)                                 notwithstanding the receipt by the Company of a Superior Proposal in accordance with Article 5, unless otherwise agreed to in writing by the Purchaser, continue to take all reasonable steps necessary to hold the

Company Meeting and to cause the Arrangement to be voted on at the Company Meeting and not propose to adjourn or postpone the Company Meeting other than as permitted or required by Section 2.3(a).

Section 2.4                                   The Company Circular

(1)                                 The Company shall promptly prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Common Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(a).

(2)                                 The Company shall ensure that the Company Circular complies in material respects with Law, does not contain any Misrepresentation (other than in respect to any written information with respect to the Purchaser that is furnished in writing by or on behalf of the Purchaser for inclusion in the Company Circular) and provides the Company Common Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion; (ii) a statement that the Board has received the Fairness Opinion, and has unanimously determined (with directors abstaining or recusing themselves as required), after receiving legal and financial advice: (A) that the Arrangement is fair to the Company Common Shareholders; (B) the Arrangement and the entering into of this Agreement is in the best interests of the Company; and (C) that the Board (with directors abstaining or recusing themselves as required) recommends that the Company Common Shareholders vote in favour of the Arrangement Resolution (collectively, the “Board Recommendation”), and (iii) a statement that each of the Company Locked-up Shareholders have entered into Support and Voting Agreements pursuant to which they intend to vote all of their Common Shares in favour of the Arrangement Resolution and against any resolution submitted by any Company Common Shareholder that is inconsistent therewith, and which cannot be terminated in the event of a Superior Proposal.

(3)                                 The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser for inclusion in the Company Circular and any information describing the terms of the Arrangement and/or the Plan of Arrangement must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall provide the Purchaser with a final copy of the Company Circular prior to its mailing to the Company Common Shareholders.

(4)                                 The Purchaser shall as soon as reasonably practicable after the date hereof, and in any event within thirty (30) days of the date hereof, provide the Company with all information regarding the Purchaser, its affiliates and the Purchaser Shares, including any pro forma financial statements, as required by Law and requested by the Company in writing for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. The Purchaser shall ensure that such information does not include any Misrepresentation concerning the Purchaser, its affiliates and the Consideration Shares.

(5)                                 Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall, in a manner consistent with this Section 2.4, co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall, in a manner provided in the Interim Order, promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Common Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5                                   Final Order

Following approval of the Arrangement Resolution, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA, as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolution is passed at the Company Meeting.

Section 2.6                                   Court Proceedings

The Purchaser shall cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information required by applicable Law to be supplied by the Purchaser in connection therewith as requested by the Company in writing. In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)                                 diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)                                 provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)                                  provide copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)                                 ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)                                  not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent not to be unreasonably withheld, conditioned or delayed, provided the Purchaser is not required to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(f)                                   oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(g)                                  not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

Section 2.7                                   Options, Warrants and Other Securities

The Parties acknowledge and agree that all Company Options that are not exercised, whether conditionally or otherwise, prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing. The Company agrees that the indenture governing the Company Warrants will be drafted to provide that each holder of a Company Warrant outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holder’s Company Warrant on or after the Effective Time, in accordance with its terms, and shall accept in lieu of each Common Share to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the Consideration.

Section 2.8                                   Articles of Arrangement and Effective Date

(1)                                 The Company shall amend the Plan of Arrangement from time to time at the reasonable request of the Purchaser, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to the Company or the Company Securityholders.

(2)                                 The Company shall send the Articles of Arrangement to the Director within 2 (two) Business Days of the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties provided that the Company shall not be required to file the Articles of Arrangement with the Director unless the Company has received written confirmation, in form satisfactory to it, acting reasonably, from the Depositary that it has received the consideration referred to in Section 2.9.

(3)                                 The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9, or at such other location as may be agreed upon by the Parties.

Section 2.9                                   Payment of Consideration

(1)                                 The Purchaser will, following receipt of the Final Order and prior to the sending by the Company of the Articles of Arrangement to the Director, deliver or cause to be delivered to the Depositary in escrow (the terms of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) pending the Effective Time, sufficient Purchaser Shares (and any treasury directions addressed to Purchaser’s transfer agent as may be necessary) to satisfy the aggregate Share Consideration to be paid to Company Common Shareholders (other than dissenting Company Common Shareholders) under the Arrangement.

(2)                                 On the date referred to in Section 2.9(1), the Company shall deposit or cause to be deposited in escrow (the terms of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) an amount equal to the Loan Amount with the Depositary to be held in escrow in order to complete the step described in Section 2.3(a) of the Plan of Arrangement.

Section 2.10                            Withholding Taxes

The Purchaser, the Depositary and the Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Company Securityholder such amounts as the Purchaser, the Depositary and the Company (as applicable) may be permitted or required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.11                            U.S. Securities Law Matters

(a)                                 The Parties agree that the Arrangement will be carried out with the intention that all Arrangement Issued Securities will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate the Purchaser’s compliance with other United States securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(b)                                 pursuant to Section 2.2(2), prior to the issuance of the Interim Order, the Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of all Arrangement Issued Securities pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c)                                  prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Company Circular together with any other documents required by Law in connection with the Company Meeting;

(d)                                 the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the holders of Subject Securities to whom will be issued Arrangement Issued Securities pursuant to the Arrangement;

(e)                                  the Company will ensure that each Company Common Shareholder and any other Person entitled to receive Consideration Shares pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)                                   all Persons entitled to receive Consideration Shares pursuant to the Arrangement will be advised that Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act, and shall be without trading restrictions under the U.S. Securities Act (other than those that would apply under the U.S. Securities Act to Persons who are, have been within 90 days of the Effective Time, or, at the Effective Time, become affiliates (as defined by Rule 144 of the U.S. Securities Act) of the Purchaser;

(g)                                  the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair and reasonable to all Persons entitled to receive Amalgamation Issued Securities pursuant to the Arrangement;

(h)                                 the Interim Order approving the Company Meeting will specify that each Person entitled to receive Arrangement Issued Securities pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(i)                                     holders of Company Options entitled to receive Replacement Options pursuant to the Arrangement will be advised that the Replacement Options issued pursuant to the Arrangement (and underlying Purchaser Shares) have not been registered under the U.S. Securities Act and will be issued and exchanged by Purchaser in reliance on the exemption provided under Section 3(a)(10) under the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Replacement Options; therefore, the Purchaser Shares issuable upon exercise of the Replacement Options cannot be issued in the U.S. or to a person in the U.S. in reliance on the exemption under Section 3(a)(10) thereof and the Replacement Options may only be exercised pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(j)                                    each holder of Subject Securities will be advised that with respect to Amalgamation Issued Securities issued to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, affiliates (as defined by Rule 144 of the U.S. Securities Act) of the Purchaser, such securities will be subject to restrictions on resale under U.S. Securities Laws, including Rule 144 under the U.S. Securities Act;

(k)                                 the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(l)                                     the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of the Purchaser pursuant to the Plan of Arrangement.”.

Section 2.12                            Adjustment of Consideration

Notwithstanding any restriction or any other matter in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Purchaser Shares shall have been changed into a different number of shares by reason of any split, consolidation or stock dividend of the issued and outstanding Purchaser Shares or similar event, then the Consideration to be paid per Company Common Share shall be appropriately adjusted to provide to Company Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Share Consideration to be paid per Company Common Share

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1                                   Representations and Warranties of the Company

(1)                                 Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter, the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)                                 The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2                                   Representations and Warranties of the Purchaser

(1)                                 Except as set forth in the correspondingly numbered paragraph of the Purchaser Disclosure Letter, the Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)                                 The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1                                   Conduct of Business of the Company.

(1)                                 The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser not to be unreasonably withheld; (ii) as required or permitted by this Agreement; (iii) as required by Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with Laws, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries has material business relations.

(2)                                 Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser not to be unreasonably withheld; (ii) as required or permitted by this Agreement; (iii) as required by Law; or (iv) as expressly contemplated by the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)                                 amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)                                 split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) or amend any term of any outstanding debt security;

(c)                                  redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or the capital stock of its Subsidiaries;

(d)                                 issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, including the capital stock of its Subsidiaries, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, or other rights that are linked to the price or the value of Company Common Shares except for (i) the issuance of Common Shares issuable upon the exercise of the currently outstanding Company Options; (ii) in connection with internal funding among the Company and wholly-owned Subsidiaries; and (iii) the issuance of up to (A) 9,409,093 units of the Company (each unit consisting of one Common Share and one-half of one Company Warrant) for cash consideration of $5.50 per unit; and (B) 4,704,547 underlying Common Shares issuable in connection with the exercise of such Company Warrants, in each case in connection with the Offering and as reflected in the Company Filings;

(e)                                  amend the terms of any of its securities;

(f)                                   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquire any license rights, other than (i) pursuant to a Contract in existence on the date hereof or (ii) pursuant to acquisitions in the Ordinary Course not in excess of $1,000,000 in purchase price;

(g)                                  sell, lease, transfer, license, mortgage, or otherwise dispose of any of its assets which in the aggregate exceed $500,000 except for (i) assets which are obsolete and which individually or in the aggregate do not exceed $500,000, or (ii) inventory sold in the Ordinary Course;

(h)                                 enter into any joint venture or similar agreement, arrangement or relationship;

(i)                                     make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $500,000;

(j)                                    prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(k)                                 make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person other than a wholly-owned Subsidiary of the Company;

(l)                                     reduce the stated capital of any of its securities;

(m)                             reorganize, amalgamate or merge the Company or any Subsidiary or adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(n)                                 grant any Lien (other than Permitted Liens) on any assets of the Company or its Subsidiaries;

(o)                                 (A) make or rescind any material Tax election, amend, in any manner adverse to the Company, any Tax Return, settle or compromise any material liability for Taxes or change or revoke any of its methods of Tax accounting, or (B) take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice;

(p)                                 enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(q)                                 make any bonus or profit sharing distribution or similar payment of any kind except as may be required by the terms of a Contract listed in section 4.1(2)(q) of the Company Disclosure Letter;

(r)                                    make any change in the Company’s methods of accounting, except as required by concurrent changes in GAAP or as required by a Governmental Entity;

(s)                                   grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees, except as may be required by the terms of a Contract listed in section (z) of the Company Disclosure Letter, or accelerate the vesting of any Company Options except as contemplated by section 4.1(2)(s) of the Company Disclosure Letter;

(t)                                    except as required by Law: (i) increase any severance, change of control or termination pay (or improvements to notice or pay in lieu of notice) to (or amend any existing arrangement with) any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies with any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries; (iii) increase the benefits payable under any employment agreements with any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any current or former Company Employee or any current or former director of the Company or any of its Subsidiaries; (vi) adopt any new Employee Plan or any amendment or modification of an existing Employee Plan; (vii) increase or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan; (vii) grant any equity, equity-based or similar awards; or (viii) reduce the Company’s or its Subsidiaries work force except in the Ordinary Course;

(u)                                 enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its affiliates from competing in any manner;

(v)                                 enter into or amend any Contract with any broker, finder or investment banker including any amendment of any of the Contracts listed in section (dd) of the Company Disclosure Letter;

(w)                               cancel, waive, release, assign, settle or compromise any material claims or rights of the Company or its Subsidiaries;

(x)                                 compromise or settle any litigation, proceeding or governmental investigation relating to the assets or the business of the Company in excess of an aggregate amount of $250,000;

(y)                                 amend or modify, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(z)                                  knowingly take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any

Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for material Authorizations;

(aa)                          enter into, amend or modify any union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body other than in the Ordinary Course and upon reasonable consultation with the Purchaser;

(bb)                          except as contemplated in Section 4.9 [Director & Officer Insurance] amend, modify or terminate any material insurance policy of the Company or any Subsidiary in effect on the date of this Agreement;

(cc)                            abandon or fail to diligently pursue any application for any material licences, permits, Authorizations or registrations;

(dd)                          grant or commit to grant an exclusive licence or otherwise transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than in the Ordinary Course or to wholly-owned Subsidiaries;

(ee)                            materially change its business or regulatory strategy;

(ff)                              knowingly take any action or knowingly enter into any transaction (other than a transaction contemplated by this Agreement (including the Pre-Acquisition Reorganization) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other nondepreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding-up of the Company or any of its Subsidiaries (or any of their respective successors); or

(gg)                            authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2                                   Conduct of Business of the Purchaser.

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Purchaser shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which the Purchaser or any of its Subsidiaries has material business relations, and shall not, directly or indirectly:

(a)                                 split, combine, reclassify or amend the terms of the Purchaser Shares;

(b)                                 amend its articles of amalgamation, by-laws or other Constating Documents in any manner that would have a material and adverse impact on the value of the Purchaser Shares;

(c)                                  declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Purchaser Shares;

(d)                                 redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any Purchaser Shares, other than purchases of Purchaser Shares made in the public markets or off-market at then prevailing market price and other than redemptions or repurchases of Purchaser Shares in connection with the administration of equity or employee incentive plans;

(e)                                  adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Purchaser; or

(f)                                   authorize, agree, resolve or otherwise commit to do any of the foregoing.

Section 4.3                                   Covenants Regarding the Arrangement.

(1)                                 Subject to Section 4.4, each of the Company and the Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, including:

(a)                                 using commercially reasonable efforts to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)                                 using commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Material Contracts in connection with the Arrangement or this Agreement, or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser;

(c)                                  using commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(d)                                 not taking any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)                                 The Purchaser shall use its commercially reasonable efforts to obtain and maintain in force the Stock Exchange Approval.

(3)                                 The Company shall promptly notify the Purchaser of:

(a)                                 any Company Material Adverse Effect;

(b)                                 any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)                                  any notice or other communication from any Person to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(d)                                 any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(e)                                  any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries.

(4)                                 The Company will, in all material respects, conduct itself so as to keep the Purchaser fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of confidentiality obligation owed to a third party for which a waiver could not be obtained.

(5)                                 The Purchaser shall promptly notify the Company in writing of:

(a)                                 any Purchaser Material Adverse Effect;

(b)                                 any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)                                  any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser or any of its Subsidiaries; or

(d)                                 any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser).

(6)                                 The Purchaser hereby covenants and agrees during the term of this Agreement:

(a)                                 not to sell or transfer or otherwise dispose of any right or interest in any of the Company Common Shares it currently owns or acquires after the date hereof (such securities, the “Subject Shares”) or enter into any agreement, arrangement, commitment or understanding in connection therewith;

(b)                                 not to, other than as set forth herein, grant or agree to grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Shares;

(c)                                  cause the Subject Shares to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Shares at the Company Meeting; and

(d)                                 to vote the Subject Shares in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated hereby.

Section 4.4                                   Regulatory Approvals

(1)                                 As soon as reasonably practicable after the date hereof, each Party, or where appropriate, both Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable, and shall use commercially reasonable efforts to obtain and maintain, the Key Regulatory Approvals and such other Regulatory Approvals reasonably deemed by any of the Parties to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under Laws in connection with the Arrangement and this Agreement. It being acknowledged and agreed that the Purchaser shall pay all filing fees in respect of the Key Regulatory Approvals.

(2)                                 The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals required or desirable in connection herewith including by providing or submitting on a timely basis all documentation and information that is required, or in the opinion of the Purchaser, advisable, in connection with obtaining the Regulatory Approvals and using their commercially reasonable efforts to ensure that such information does not contain a Misrepresentation.

(3)                                 The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, and shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients.

(4)                                 Each Party shall promptly notify the other Party if it becomes aware that any (i) application, filing, document or other submission for a Regulatory Approval contains a Misrepresentation, or (ii) any Regulatory Approval contains, reflects or was obtained following the submission of any application, filing, document or other submission containing a Misrepresentation, such that an amendment or supplement may be necessary or advisable. In such case, the Company shall, in consultation with and subject to the prior approval of the Purchaser, co-operate in the preparation, filing and dissemination, as applicable, of any such amendment or supplement.

(5)                                 The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals.

(6)                                 If any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law, the Parties shall use their commercially reasonable efforts consistent with the terms of this Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

Section 4.5                                   Access to Information; Confidentiality

(1)                                 The Company shall give the Purchaser and its Representatives (a) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts and Leases, and (iv) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of the business of the Company; and (b) such financial and operating data or other information with respect to the assets or business of the Company as the Purchaser from time to time reasonably requests. The Company shall continue to afford the Purchaser and its Representatives access to the Company Data Room. Without limiting the foregoing, and subject to the terms of any existing Contracts, the Company shall, upon the Purchaser’s request, facilitate discussions between the Purchaser and any third party from whom consent may be required.

(2)                                 Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)                                 The Purchaser acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 4.5(1) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement.

(4)                                 The Company acknowledges that it has reviewed the terms of the Support and Voting Agreements, and in particular the provisions in Section 3.2 thereof. The Company further acknowledges and agrees that if this Agreement is terminated for any reason, then no provisions in the Confidentiality Agreement (including any “use” provisions) or any other agreement between the Parties will prohibit or restrict the Purchaser from directly or indirectly commencing a take-over bid for the Common Shares. The Company further agrees that in connection with any such take-over bid by the Purchaser, whether direct or indirect, the Company will issue a “deposit period news release” to shorten the initial deposit period to 35 days from the date of the take-over bid.

Section 4.6                                   Pre-Acquisition Reorganization

(1)                                 The Company agrees that, upon request of the Purchaser and at the Purchaser’s expense, the Company shall (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2)                                 Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of the Company and/or its affiliates for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably requested and required by the Purchaser in this regard on a timely basis and to assist in the obtaining of any such information.

(3)                                 The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.6(1) unless such Pre-Acquisition Reorganization:

(a)                                 can be implemented immediately prior to the Effective Date;

(b)                                 is not prejudicial to the Company or the Company Common Shareholders, as a whole, in any material respect;

(c)                                  does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries;

(d)                                 does not result in (i) any material breach by the Company of any existing contract or commitment of the Company; or (ii) a breach of any Law;

(e)                                  does not require the approval of the Company Common Shareholders;

(f)                                   would not reasonably be expected to impede or delay the completion of the Arrangement in any material respect; and

(g)                                  would not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the Arrangement in the absence of any Pre-Acquisition Reorganization.

(4)                                 The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 10 Business Days prior to the Effective Date. Upon receipt of such notice, if the conditions in Section 4.6(2) are satisfied the Company and the Purchaser shall work cooperatively and use commercial reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date (but after the Purchaser has waived or confirmed in writing that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied and that it is prepared to promptly without condition proceed to effect the Arrangement).

(5)                                 The Purchaser agrees that it will be responsible for all costs and expenses (including professional fees and expenses) associated with any Pre-Acquisition Reorganization to be carried out at its request and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation, warranty or covenant of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract) or if a condition for the benefit of the Purchaser has been satisfied.

(6)                                 The Purchaser shall indemnify the Company, its Subsidiaries and their respective officers, directors and employees (to the extent that such persons are assessed with statutory liability thereto) for all direct and indirect costs or losses, liabilities, damages, claims, costs, expenses, interest awards, judgments and penalties, including any adverse Tax consequences, out of-pocket costs and expenses, including out-of-pocket legal fees and disbursements, suffered or incurred in connection with or as a result of any proposed Pre-Acquisition Reorganization or the unwinding of any Pre-Acquisition Reorganization.

(7)                                 In order to enable the Company to advance the loan contemplated by Section 2.3(a) of the Plan of Arrangement, the Company agrees that it shall cooperate with the Purchaser to determine (i) the amount, if any, required to be distributed, directly or indirectly, to the Company by any of its Subsidiaries, (ii) the manner in which such distributions shall be consummated and (iii) the time at which such distributions shall be made by each Subsidiary to the Company. In any event, no later than two Business Days prior to the scheduled Effective Date, the Purchaser shall deliver a written notice to the Company specifying (x) the total amount to be advanced by way of non-interest bearing demand loan by the Company to the Purchaser pursuant to Section 2.3(a) of the Plan of Arrangement (such amount being the “Loan Amount”, as defined in the Plan of Arrangement), (y) to the extent that the Company does not already have cash in an amount at least equal to the Loan Amount, the total amount to be distributed to the Company by its Subsidiaries so that the Company will have cash in an amount equal to the Loan Amount (which amount shall be distributed no later than the Business Day prior to the date funds are to be deposited with the Depositary in accordance with Section 2.9(2)) and (z) the manner in which such distributions shall be consummated.

Section 4.7                                   Public Communications

(1)                                 The Company and the Purchaser shall agree on the text of joint press releases by which the Company and the Purchaser will announce (i) the execution of this Agreement and (ii) the completion of the Arrangement. The Parties shall co-operate in the preparation of presentations, if any, to Company Common Shareholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), and the Company must not make any filing with any Governmental Entity (except as contemplated by this Article 4) with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

(2)                                 Without limiting the generality of the foregoing and for greater certainty, each Party acknowledges and agrees that the other Party shall file, in accordance with Securities Laws, this Agreement, together with a material change report related thereto, under such Party’s profile on SEDAR.

Section 4.8                                   Notice and Cure Provisions

(1)                                 Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)                                 cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)                                 result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)                                 Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)                                 The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) or Section 7.2(1)(d)(iv) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) or Section 7.2(1)(c)(ii), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, or incorrect representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) 10 Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party. Notwithstanding the foregoing or any other provision of this Agreement, a Termination Notice may not be delivered by the Company prior to the Outside Date, and the Company may not terminate this Agreement pursuant to Section 7.2(1)(c)(i) or Section 7.2(1)(c)(ii) prior to the Outside Date, as a result of any written notice sent by the TSX notifying the Purchaser of a formal delisting review of the Purchaser or the Purchaser Shares, or any change in Law enacted by the United States Congress and the President of the United States resulting in budgetary and/or operational authority being granted to the Department of Justice to prosecute enforcement actions either criminally or civilly against medical marijuana companies who are operating lawfully in accordance with state law and/or licensure requirements in a state where medical marijuana is legal.

Section 4.9                                   Insurance and Indemnification

(1)                                 Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.

(2)                                 The Purchaser shall, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are contained in the Constating Documents of the Company or disclosed in the Company Data Room, and acknowledges that such rights, to the extent that they are disclosed in the Company Data Room, shall survive unamended the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(3)                                 This Section 4.9 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the present and former directors and officers of the Company, its Subsidiaries and their respective heirs, executors, administrators and personal representatives (the Indemnified Persons) and shall be binding on the Purchaser, the Company, its Subsidiaries and their respective successors and assigns, and, for such purpose, the Company hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

Section 4.10                            TSX-V Delisting

Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Common Shares to be de-listed from the TSX-V with effect promptly following the acquisition by Purchaser of the Common Shares pursuant to the Arrangement.

Section 4.11                            Board of Directors

Contemporaneously with the Effective Time, the board of directors of the Purchaser shall appoint one (1) individual designated by the Company and approved by the Purchaser, acting reasonably, to the board of directors of the Purchaser provided such designee of the Company must be “independent” within the meaning of Section 1.4 of National Instrument 52-110 — Audit Committees.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1                                   Non-Solicitation

(1)                                 Except as expressly provided in this Article 5, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively “Representatives”), or otherwise, and shall not permit any such Person to:

(a)                                 solicit, assist, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)                                 enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; or

(c)                                  make a Change in Recommendation.

(2)                                 The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith the Company shall:

(a)                                 discontinue access to and disclosure of all information, including the Company Data Room and any confidential information, properties, facilities, books and records of the Company or any Subsidiary; and

(b)                                 within two Business Days of the date hereof, to the extent it is permitted to do so, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any such Person other than the Purchaser; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)                                 The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party relating to an Acquisition Proposal, and covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Company or any Subsidiary is a party, and (ii) neither the Company, nor any Subsidiary nor any of their respective Representatives will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Company or any Subsidiary is a party, it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement or restriction as a result of entering into and announcement of this Agreement by the Company pursuant to the express terms of any such agreement or restriction, shall not be a violation of this Section 5.1 and that the Company shall not be prohibited from considering a Superior Proposal from a party whose obligations so terminated automatically upon the entering into and announcement of this Agreement.

Section 5.2                                   Notification of Acquisition Proposals

(1)                                 If after the date of this Agreement, the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company (a) shall promptly notify the Purchaser, at first orally, and then, and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request in writing; and (b) may contact the Person making such Acquisition Proposal, inquiry, proposal, offer or request and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request so as to determine whether such Acquisition Proposal, inquiry, proposal, offer or request is, or would reasonably be expected to lead to, a Superior Proposal.

(2)                                 The Company shall keep the Purchaser reasonably informed on a current basis of the status of developments and negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3                                   Responding to an Acquisition Proposal

(1)                                 Notwithstanding Section 5.1, if at any time, prior to obtaining the Required Approval, the Company receives an unsolicited written Acquisition Proposal, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)                                 the Board first determines in good faith, after consultation with its financial advisors and its outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal, and, after consultation with its outside counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)                                 such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or its Subsidiaries;

(c)                                  the Acquisition Proposal did not arise, directly or indirectly, as a result of a violation by the Company of this Article 5 or the Exclusivity Agreement;

(d)                                 the Company enters into a confidentiality and standstill agreement with such Person on customary terms, provided that such confidentiality and standstill agreement may allow such Person to make an Acquisition Proposal confidentially to the Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal; and

(e)                                  the Company promptly provides the Purchaser with:

(i)                                     prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;

(ii)                                  prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d); and

(iii)                               any non-public information concerning the Company and its Subsidiaries provided to such other Person which was not previously provided to the Purchaser.

Section 5.4                                   Right to Match

(1)                                 If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Approval, the Board may make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)                                 the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill use, business purpose or similar restriction;

(b)                                 the Acquisition Proposal, inquiry, proposal, offer or request did not arise, directly or indirectly, as a result of a violation by the Company of this Article 5 or the Exclusivity Agreement;

(c)                                  the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board enter into such definitive agreement, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)                                 the Company or its Representatives has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal;

(e)                                  at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Company;

(f)                                   during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)                                  after the Matching Period, the Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2));

(h)                                 the Board has determined, in good faith, after consultation with the Company’s outside legal counsel that it is necessary for the Board to enter into a definitive agreement with respect to such Superior Proposal in order to satisfy their fiduciary duties to the Company; and

(i)                                     such Superior Proposal does not require the Company or any other Person to seek to interfere with the attempted successful completion of the Arrangement or any alternative transaction pursued by the Purchaser pursuant to the terms of the Support and Voting Agreements (including requiring the Company to delay, adjourn, postpone or cancel the Company Meeting) or provide for the payment of any break, termination or other fees or expenses or confer any rights or options to acquire assets or securities of the Company or any of its Subsidiaries to any Person in the event that the Company or any of its Subsidiaries completes the Arrangement or any other similar transaction with the Purchaser agreed to prior to the termination of this Agreement or pursuant to the Support and Voting Agreements.

(2)                                 During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)                                 Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Common Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the new Superior Proposal from the Company.

(4)                                 The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)                                 If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than 10 Business Days before the Company Meeting, the Company shall either proceed with or shall postpone or adjourn the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than 10 Business Days after the scheduled date of the Company Meeting, but in any event to a date that is not less than five Business Days prior to the Outside Date.

(6)                                 Nothing contained in this Section 5.4 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force.

(7)                                 Nothing contained in this Agreement shall prevent the Board from complying with Section 2.17 of National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal that is not a Superior Proposal.

Section 5.5                                   Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or their respective Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS

Section 6.1                                   Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)                                 Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Common Shareholders at the Company Meeting in accordance with the Interim Order.

(2)                                 Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)                                 Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained on terms acceptable to the Purchaser and the Company, each acting reasonably, and each such Key Regulatory Approval is in force and has not been modified or rescinded.

(4)                                 Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Section 6.2                                   Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)                                 Representations and Warranties. The representations and warranties of the Company set forth in Section (b) [Organization and Qualification], Section (c) [Authority Relative to this Agreement], Section (f) [Capitalization], Section (w) [Authorizations], and Section (dd) [Brokers] of Schedule “C” were true and correct as of the date of this Agreement and are true and correct as of the Effective Time other than for de minimis inaccuracies, and all other representations and warranties of the Company set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect (disregarding any materiality or “Company Material Adverse Effect” qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in such a Company Material Adverse Effect), in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)                                 Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)                                 No Legal Action. There is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person other than the Purchaser or its Subsidiary) pending or threatened in any jurisdiction to:

(a)                                 cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)                                 prohibit or restrict the Arrangement, or the ownership or operation by the Purchaser or its Subsidiaries of a material portion of the business or assets of the Purchaser and its Subsidiaries, the Company or any of its Subsidiaries, or compel the Purchaser or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Purchaser and its

Subsidiaries, the Company or any of its Subsidiaries as a result of the Arrangement or the transactions contemplated by this Agreement; or

(c)                                  prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Company Material Adverse Effect or a material and adverse effect on the Purchaser.

(4)                                 Approvals. All Regulatory Approvals and all other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain individually or in the aggregate, would be reasonably expected to have a Company Material Adverse Effect or would be reasonably expected to be material and adverse to the Purchaser, shall have been obtained or received on terms that are acceptable to the Purchaser, acting reasonably.

(5)                                 Dissent Rights. Dissent Rights have not been exercised with respect to more than 5.0% of the issued and outstanding Common Shares.

(6)                                 Company Material Adverse Effect. Since the date of this Agreement, there shall have not occurred and be continuing a Company Material Adverse Effect.

(7)                                 Minimum Cash Balance. The Company and its Subsidiaries, on a consolidated basis, shall have unrestricted cash in an amount equal to no less than the Restricted Cash Amount.

Section 6.3                                   Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)                                 Representations and Warranties. The representations and warranties of the Purchaser were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect (disregarding any materiality or “Purchaser Material Adverse Effect” qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in such a Purchaser Material Adverse Effect), in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)                                 Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)                                 Purchaser Material Adverse Effect. Since the date of this Agreement, there shall have not occurred and be continuing a Purchaser Material Adverse Effect.

(4)                                 Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser has deposited or caused to be deposited with the Depositary in escrow, the aggregate Share Consideration to be paid pursuant to the Arrangement.

Section 6.4                                   Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 7

TERM AND TERMINATION

Section 7.1                                   Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2                                   Termination

(1)                                 This Agreement may be terminated prior to the Effective Time by:

(a)                                 the mutual written agreement of the Parties; or

(b)                                 either the Company or the Purchaser:

(i)                                     if the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)                                  if, after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iii)                               if the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)                                  the Company if:

(i)                                     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.8(3); provided that the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied; or

(ii)                                  since the date of this Agreement, there has occurred and is continuing a Purchaser Material Adverse Effect;

(d)                                 the Purchaser if:

(i)                                     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that the Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(2) [Purchaser Covenants Condition] not to be satisfied;

(ii)                                  the Board or any committee of the Board (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend or takes no position or a neutral position, in each case with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting, if sooner), (C) accepts, approves, endorses, recommends or executes or enters into (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.3) or publicly proposes to accept, approve, endorse, recommend or execute or enter into any agreement, letter of intent, understanding or arrangement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (D) fails to publicly reaffirm the Board Recommendation (without qualification) within five Business Days after having been requested in writing by the Purchaser to do so (collectively, a “Change in Recommendation”), or (E) the Company breaches Article 5 in any material respect;

(iii)                               any event occurs as a result of which the condition set forth in Section 6.2(5) [Dissent Rights Condition] is not capable of being satisfied by the Outside Date; or

(iv)                              since the date of this Agreement, there has occurred and is continuing a Company Material Adverse Effect.

(2)                                 The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3                                   Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1, Section 4.9 shall survive for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3 and Section 8.2 through to and including Section 8.15 and Section 4.5(4) shall survive, and provided further that no Party shall be relieved of any liability for any wilful and material breach by it of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1                                   Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended, subject to the Plan of Arrangement, the Interim Order and the Final Order, by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)                                 modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)                                  modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)                                 modify any mutual conditions contained in this Agreement.

Section 8.2                                   Termination Fees

(1)                                 Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Purchaser the Termination Fee in accordance with Section 8.2(3).

(2)                                 For the purposes of this Agreement, “Termination Fee” means $25 million and “Termination Fee Event” means the termination of this Agreement:

(a)                                 by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Breach of Section 5.1(1)];

(b)                                 pursuant to any subsection of Section 7.2 if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Breach of Article 5];

(c)                                  by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Shareholders to Approve] or Section 7.2(1)(b)(iii) [Effective Time not prior to Outside Date] or by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Reps and Warranties or Covenants by Company] if;

(i)                                     prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates) or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)                                  within nine (9) months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within nine (9) months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to 50% or more.

(3)                                 The Termination Fee shall be paid by the Company to the Purchaser as follows, by wire transfer of immediately available funds to an account designated by the Purchaser, if a Termination Fee Event occurs due to:

(a)                 a termination of this Agreement described in Section 8.2(2)(a) or Section 8.2(2)(b), within two (2) Business Days of the occurrence of such Termination Fee Event; and

(b)                 a termination of this Agreement described in Section 8.2(2)(c), on or prior to consummation of the Acquisition Proposal referred to in Section 8.2(2)(c).

(4)                                 The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(5)                                 Subject to Section 7.3, the Purchaser hereby expressly acknowledges and agrees that, upon any termination of this Agreement under circumstances where it is entitled to the Termination Fee and such Termination Fee is paid in full within the prescribed time period, it shall be precluded from any other remedy against the Company or its Subsidiaries and shall not seek to obtain any recovery, judgment or damages of any kind against the Company or its Subsidiaries in connection with this Agreement.

Section 8.3                                   Expenses

(1)                                 Except as expressly otherwise provided in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)                                 The Company confirms that other than the fees disclosed in section (dd) of the Company Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement

Section 8.4                                   Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to the Purchaser at:

Aphria Inc.

103-245 Talbot Street West
Leamington, Ontario
N8H 1N8

	Attention:	Chief Financial Officer
	Telephone:	[REDACTED]
	Facsimile:	[REDACTED]
	Email:	carlm@aphria.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

	Attention:	Curtis Cusinato/Sean Vanderpol
	Telephone:	(416) 869-5221 / (416) 869-5523
	Facsimile:	(416) 947-0866
	Email:	CCusinato@stikeman.com / SVanderpol@stikeman.com

(b)	to the Company at:

Nuuvera Inc.
5 Hazelton Avenue
Toronto, ON
M5R 2E1

Attention:	Lorne Abony
Telephone:	[REDACTED]
Facsimile:	[REDACTED]

with a copy to:

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84
Toronto, ON M5J 2Z4

Attention:	Walied Soliman / Paul Fitzgerald
Telephone:	(416) 216-4820 / (416) 216-3941
Facsimile:	(416) 216-3930
Email:	walied.soliman@nortonrosefulbright.com /
paul.fitzgerald@nortonrosefulbright.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or facsimile or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5                                   Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6                                   Injunctive Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.7                                   Third Party Beneficiaries.

(1)                                 Except as provided in Section 4.9 which, without limiting its terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)                                 Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.9 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 8.8                                   Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9                                   Entire Agreement.

This Agreement, including the Schedules hereto, the Company Disclosure Letter, the Purchaser Disclosure Letter, the Confidentiality Agreement and the Exclusivity Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10                            Successors and Assigns.

(1)                                 This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)                                 Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.11                            Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12                            Governing Law.

(1)                                 This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)                                 Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13                            Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Section 8.14                            No Liability.

No director or officer of the Purchaser or any of its affiliates shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.15                            Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16                            Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

APHRIA INC.

By:	(signed “Carl Merton”)
Authorized Signing Officer

NUUVERA INC.

By:	(signed “Lorne Abony”)
Authorized Signing Officer

Signature Page to Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1                               Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of January 28, 2018 between the Purchaser and the Company, as same may be amended, supplemented or restated in accordance therewith, prior to the Effective Time, providing for, among other things, the Arrangement.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement presented to the Company Common Shareholders at the Company Meeting.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means a day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario.

“Cash Consideration” means $1.00 per Common Share.

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Nuuvera Inc.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Common Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Common Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Company Meeting” means the special meeting of Company Common Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan, and which are outstanding as of the Effective Time.

“Company Optionholders” means holders of Company Options.

“Company Securityholders” means, collectively, the Company Common Shareholders, the Company Optionholders and the Company Warrantholders.

“Company Warrantholders” means the registered or beneficial holders of Company Warrants.

“Company Warrants” means the warrants of the Company, each of which will entitle the holder thereof to acquire one Common Share at a price of $7.20 per Common Share, to be issued pursuant to the “bought deal” prospectus offering of units of the Company as announced on January 24, 2018 and as reflected in the Company Filings.

“Consideration” means the consideration to be received by non-dissenting Company Common Shareholders pursuant to the Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time, consisting of the Cash Consideration and the Share Consideration.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means TSX Trust Company, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered holder of Common Shares who has properly exercised its Dissent Rights in accordance with Section 3.1 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Right and who is ultimately determined to be entitled to be paid the fair value of its Common Shares.

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“Effective Date” means the date shown on the Certificate of Arrangement, giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Eligible Holder” means a beneficial holder of Common Shares that is: (i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act.

“Exchange Ratio” means the sum of (i) 0.3546, plus (ii) the fraction resulting from dividing $1.00 by the volume weighted average trading price of the Purchaser Shares on the TSX for the 10 day period immediately preceding the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

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“Letter of Transmittal” means the letter of transmittal to be sent by the Company to Company Common Shareholders in connection with the Arrangement.

“Loan Amount” means an amount of cash on hand of the Company as determined in accordance with Section 4.6(7) of the Arrangement Agreement, to be lent to the Purchaser by the Company and deposited with the Depositary by the Company in accordance with Section 2.3(a) hereof and at the time provided for in Section 2.9 of the Arrangement Agreement.

“OBCA” means the Business Corporations Act (Ontario).

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with Section 8.1 of the Arrangement Agreement or Section 6.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Aphria Inc.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Replacement Option” means an option or right to purchase Purchaser Shares granted by the Purchaser in replacement of Company Options on the basis set forth in Section 2.3(d).

“Share Consideration” means 0.3546 of a Purchaser Share for each Common Share.

“Stock Option Plan” means the Company’s incentive stock option plan, adopted as of December 29, 2017, as amended.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“TSX” means the Toronto Stock Exchange.

“Warrant Indenture” means the indenture governing the Company Warrants.

1.2                               Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)                                 Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)                                 Currency. All references to dollars or to $ are references to Canadian dollars.

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(3)                                 Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)                                 Certain Phrases, etc. Wherever the word “including,” “includes” or “include” is used in this Plan of Arrangement, it shall be deemed to be followed by the words “without limitation.” the word “or” shall be disjunctive but not exclusive. The phrase “the aggregate of,” “the total of,” “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(5)                                 Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)                                 Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)                                 Time References. References to time are to local time, Toronto, Ontario.

ARTICLE 2

THE ARRANGEMENT

2.1                               Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2                               Binding Effect

This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the times referred to in Section 2.3 on: (i) the Company, (ii) the Purchaser, (iii) all registered and beneficial Company Common Shareholders (including Dissenting Shareholders), and (iv) all holders of Company Options and Company Warrants or participants in the Stock Option Plan, in each case without any further act or formality required on the part of any Person.

2.3                               Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur as set out below without any further authorization, act or formality, in each case effective as at two minute intervals starting at the Effective Time:

(a)                                 the Company shall lend an amount equal to the Loan Amount to the Purchaser, and the Purchaser shall deliver to the Company a duly issued and executed

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demand promissory note to evidence such loan and the full amount of such loan shall be immediately deposited by the Company at the direction of the Purchaser with the Depositary to be held in a segregated trust account by the Depositary for the purpose of paying the Cash Consideration for the Common Shares;

(b)                                 each of the Common Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)            such Dissenting Holder shall cease to be the holder of such Common Shares and to have any rights as a Company Common Shareholder other than the right to be paid fair value for such Common Shares as set out in Section 3.1;

(ii)           such Dissenting Holder’s name shall be removed as the holder of such Common Shares from the register of Common Shares maintained by or on behalf of the Company; and

(iii)          the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens (other than the right to be paid fair value for such Common Shares as set out in Section 3.1), and shall be entered in the register of Common Shares maintained by or on behalf of the Company; and

(c)                                  each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised under Section 2.3(b) and any Common Shares held by the Purchaser or any affiliates thereof) shall, without any further action by or on behalf of any Company Common Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration, and

(i)            each holder of such Common Shares shall cease to be the holder thereof and to have any rights as a Company Common Shareholder other than the right to be paid the Consideration per Common Share in accordance with this Plan of Arrangement;

(ii)           the name of each such holder shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)          the Purchaser shall be deemed to be the transferee of such Common Shares free and clear of all Liens and shall be entered in the register of the Common Shares maintained by or on behalf of the Company.

(d)                                 each Company Option outstanding at the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option to acquire such number of Purchaser Shares as is equal to: (A) that number of Common Shares that were

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issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Shares, at an exercise price per Purchaser Share equal to the greater of (i) the quotient determined by dividing: (X) the exercise price per Common Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent, and (ii) such minimum amount that meets the requirements of paragraph 7(1.4)(c) of the Tax Act. All terms and conditions of a Replacement Option, including the term to expiry, vesting, conditions to and manner of exercising, shall be the same as the Company Option for which it was exchanged, and any certificate or option agreement previously evidencing the Company Option shall thereafter evidence and be deemed to evidence such Replacement Option;

2.4                               Tax Elections

An Eligible Holder who receives Purchaser Shares under the Arrangement shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership, (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of its Common Shares to the Purchaser and receipt of the Purchaser Shares by providing two signed copies of the necessary prescribed election form(s) to the Depositary within 90 days following the Effective Date, duly completed with the details of the number of Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by the Purchaser and returned to such Eligible Holder within 90 days after the receipt thereof by the Depositary for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such Eligible Holder. The Purchaser will not be responsible for the proper completion of any election form and, except for the Purchaser’s obligation to return (within 90 days after the receipt thereof by the Depositary) duly completed election forms which are received by the Depositary within 90 days of the Effective Date, the Purchaser will not be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Holder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser may choose to sign and return an election form received by the Depositary more than 90 days following the Effective Date, but the Purchaser will have no obligation to do so.

2.5                               No Fractional Purchaser Shares and Rounding of Cash Consideration

(a)                                 In no event shall any fractional Purchaser Shares be issued under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Company Common Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, then the number of Purchaser Shares to be issued to such Company Common Shareholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional Purchaser Share thereof, the Purchaser will pay to each such holder a cash payment (rounded up to the nearest cent) determined by reference to the volume weighted average trading price

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of Purchaser Shares on the TSX for the five trading days on which such Purchaser Shares trade on the TSX immediately preceding the Effective Date.

(b)                                 If the aggregate cash amount which an Company Common Shareholder is entitled to receive pursuant to Section 2.1(c) and Section 5.1(b)(i) would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Company Common Shareholder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

ARTICLE 3

RIGHTS OF DISSENT

3.1                               Rights of Dissent

Each registered holder of Common Shares may exercise dissent rights with respect to any Common Shares held by such holder (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 3.1, provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Holder that duly exercises such holder’s Dissent Rights shall be deemed to have transferred the Common Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens (other than the right to be paid fair value for such Common Shares as set out in this Section 3.1), as provided in Section 2.3(b) and if they:

(a)                                 ultimately are entitled to be paid fair value for such Common Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(b)); (ii) will be entitled to be paid the fair value of such Common Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Common Shares; or

(b)                                 ultimately are not entitled, for any reason, to be paid fair value for such Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a Company Common Shareholder that is not a Dissenting Holder and shall be entitled to receive only the Consideration contemplated by Section 2.3(c) hereof that such Dissenting Holder would have received pursuant to the Arrangement if such Dissenting Holder had not exercised its Dissent Rights.

3.2                               Recognition of Dissenting Holders

(a)                                 In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

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(b)                                 For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(b), and the names of such Dissenting Holders shall be removed from the registers of holders of Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(b) occurs. In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Company Optionholders; (ii) Company Warrantholders; and (iii) Company Common Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares).

ARTICLE 4

COMPANY WARRANTS

4.1                               Company Warrants

In accordance with the terms of the Warrant Indenture, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrant, in lieu of Company Common Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Purchaser Shares and the amount of cash which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Common Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Warrants immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant Indenture.

4.2                               Exercise of Company Warrants Post-Effective Time

Upon any exercise of a Company Warrant following the Effective Time, the Company shall: (i) deliver, or cause to be delivered, the cash and Purchaser Shares needed to settle such exercise, and (ii) cause the Purchaser to issue the necessary number of Purchaser Shares needed to settle such exercise.

4.3                               Idem

This Article 4 is subject to adjustment in accordance with the terms of the Company Warrant Indenture.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1                               Payment and Delivery of Consideration

(a)                                 Prior to the sending by the Company of the Articles of Arrangement to the Director:

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(i)                                     the Company shall deposit, or cause to be deposited, for the benefit of the Company Common Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect of the Common Shares required by Section 2.3(c) of this Plan of Arrangement in accordance with Section 2.9(2) of the Arrangement Agreement; and

(ii)                                  the Purchaser shall deliver, or cause to be delivered, the Purchaser Shares to the Depositary to satisfy the Share Consideration issuable and/or payable to the Company Common Shareholders pursuant to this Plan of Arrangement (other than Company Common Shareholders who have validly exercising Dissent Rights and who have not withdrawn their notice of objection).

(b)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(c), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Common Shareholder(s) represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Common Shareholder(s):

(i)                                     a cheque, wire or other form of immediately available funds representing the Cash Consideration which such Company Common Shareholder(s) has the right to receive under this Plan of Arrangement for such Common Shares, less any amounts withheld pursuant to Section 5.3; and

(ii)                                  a certificate representing the number of Purchaser Shares to which such holder is entitled to receive under the Arrangement, which Purchaser Shares will be registered in such name or names and either (A) delivered to the address or addresses as such Company Common Shareholder directed in their Letter of Transmittal; or (B) made available for pick up at the offices of the Depositary in accordance with the instructions of the Company Common Shareholder in the Letter of Transmittal,

and any certificate representing Common Shares so surrendered shall forthwith thereafter be cancelled.

(c)                                  Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Common Shares (other than Common Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company or the

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Purchaser. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(d)                                 Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the second anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable Consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

5.2                               Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such Shareholder has the right to receive in accordance with Section 2.3 and such Shareholder’s Letter of Transmittal. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3                               Withholding Rights

The Purchaser, the Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, the Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

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5.4          No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 6

AMENDMENTS

6.1          Amendments to Plan of Arrangement

(a)           The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Purchaser and the Company (subject to the Arrangement Agreement), each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to holders of Common Shares if and as required by the Court.

(b)           Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Purchaser or the Company (subject to the Arrangement Agreement), as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)           Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Common Shareholders voting in the manner directed by the Court.

(d)           Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Company Common Shareholder.

ARTICLE 7

FURTHER ASSURANCES

7.1          Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement

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without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

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SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.             The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) of Nuuvera Inc. (the “Company”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated [•], 2018 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement (as it may be amended, the “Arrangement Agreement”) made as of January 28, 2018 between the Company and Aphria Inc. is hereby authorized, approved and adopted.

2.             The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix [•] to the Circular, is hereby authorized, approved and adopted.

3.             The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.             The Company is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.             Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.             Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.             Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a)           Fairness Opinion and Directors’ Approvals. As of the date hereof:

(i)            Canaccord Genuity Corp., financial advisor to the Board, has delivered an oral opinion to the Board to the effect that as of the date hereof, subject to the assumptions and limitations set out therein, the Consideration to be received under the Arrangement is fair from a financial point of view to the Company Common Shareholders other than the Purchaser and its affiliates (the “Fairness Opinion”);

(ii)           the Company has been authorized by Canaccord Genuity Corp. to permit inclusion of the Fairness Opinion and references thereto and summaries thereof in the Company Circular; and

(iii)          the Board has unanimously (i) determined that the Arrangement is in the best interests of the Company and is fair to the Company Common Shareholders, (ii) resolved to recommend to the Company Common Shareholders that they vote in favour of the Arrangement Resolution and (iii) approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement;

(b)           Organization and Qualification. The Company is a corporation duly continued and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and authority to own its property and assets as now owned and to carry on its business as it is now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary.

(c)           Authority Relative to this Agreement. The Company has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement have been duly authorized by the Board and, except for obtaining the Required Approval, the Interim Order and the Final Order in the manner contemplated herein, and filing the Articles of Arrangement with the Director, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement, other than, with respect to the Company Circular and other matters relating thereto, the approval of the Board. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)           No Violation. Neither the authorization, execution and delivery of this Agreement by the Company nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations hereunder or thereunder, nor compliance by the Company with any of the provisions hereof or thereof will result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(i)            its articles or by-laws;

(ii)           any Authorization or Contract to which the Company is a party or to which it or any of its properties or assets are bound; or

(iii)          any Laws (assuming compliance with the matters referred to in paragraph (e) below), regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or any of their respective properties or assets;

except in the case of (ii) and (iii) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate be material and adverse to the Company and its Subsidiaries on a consolidated basis.

(e)           Governmental Approvals. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Arrangement requires no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) sending the Articles of Arrangement to the Director; (iv) compliance with any applicable Securities Laws and stock exchange rules and regulations; (v) receipt of the Key Regulatory Approvals; and (vi) any actions, filings or notifications the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)            Capitalization.

(i)            The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date hereof, there were issued and outstanding 80,130,000 Common Shares.

(ii)           As of the date hereof, an aggregate of up to 8,421,364 Common Shares are issuable upon the exercise of Company Options, the exercise prices, expiration dates and other material terms of which (including the vesting schedules) are set forth in section (f) of the Company Disclosure Letter, and up to 4,090,910

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Common Shares will be issuable upon the exercise of the Company Warrants. The Company has included in the Company Data Room a true and complete copy of the stock option plan governing the Company Options, and a true and complete copy of the warrant indenture governing such Company Warrants will be included in the Company Data Room following closing of the Offering.

(iii)          Except for the Company Options, the Company Warrants to be issued on closing of the Offering and, with respect to Subsidiaries of the Company, as disclosed in the Company Disclosure Letter, there are no securities, options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which the Company or any of its Subsidiaries is a party or by which any of the Company or its Subsidiaries may be bound, obligating or which may obligate the Company or any of its Subsidiaries to issue, grant, deliver, extend, or enter into any such security, option, warrant, stock appreciation right, restricted stock unit, conversion privilege or other right, agreement, arrangement or commitment.

(iv)          All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Common Shares issuable upon the exercise of Company Options and Company Warrants in accordance with their respective terms have been or, in the case of the Company Warrants, will be, duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of the Company (including the Common Shares and the Company Options) have been, and the Company Warrants will be, issued in compliance with all applicable Laws and Securities Laws.

(v)           There are no securities of the Company or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Common Shares on any matter. There are no outstanding contractual or other obligations of the Company or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its subsidiaries having the right to vote with the holders of the outstanding Common Shares on any matters.

(g)           Ownership of Subsidiaries. Section (g) of the Company Disclosure Letter includes complete and accurate lists of all Subsidiaries owned, directly or indirectly, by the Company, each of which is wholly-owned except as disclosed in section (g) of the Company Disclosure Letter. All of the issued and outstanding shares and other ownership interests in the Subsidiaries of the Company are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are legally and beneficially owned free and clear of all Liens (other than Permitted Liens), and there are

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no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares or other ownership interests of any of the subsidiaries of the Company, except as disclosed in section (g) of the Company Disclosure Letter. Other than as disclosed in section (g) of the Company Disclosure Letter, there are no Contracts, commitments, understandings or restrictions which require any Subsidiaries of the Company to issue, sell or deliver any shares or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares or other ownership interests. Except for ownership of equity interests in the Subsidiaries listed on section (g) of the Company Disclosure Letter, the Company, directly or indirectly through any of its Subsidiaries or otherwise, does not own any equity interest of any kind in any other Person.

(h)           Reporting Status and Securities Laws Matters. The Company is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in British Columbia, Alberta and Ontario. The Company is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The Common Shares are listed on, and the Company is in compliance in all material respects with the rules and policies of, the TSX-V. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and to the knowledge of the Company no inquiry or investigation (formal or informal) of any Securities Authority or the TSX-V is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken.

(i)            Company Filings. The Company has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and/or the TSX-V. The Company has timely filed or furnished all Company Filings required to be filed or furnished by the Company with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 — Continuous Disclosure Obligations). Each of the Company Filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Company has not filed any confidential material change report which at the date of this Agreement remains confidential. Not in limitation of the foregoing, the underwriting agreement dated January 24, 2018 by and among the Company, Clarus Securities Inc., Canaccord Genuity Corp. and GMP Securities L.P. was timely filed in accordance with all applicable Securities Laws and the representations made by the Company to and for the benefit of the underwriters in such agreement are true and correct.

(j)            Financial Statements. The consolidated audited financial statements of Nuuvera Holdings Limited as at and for period from incorporation on January 30, 2017 to September 30, 2017 (including the notes thereto) and any related MD&A (collectively,

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the “Company Financial Statements”) were prepared in accordance with IFRS consistently applied (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of the Company for the dates and periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Company on a consolidated basis. There has been no material change in the Company’s accounting policies, except as described in the Company Financial Statements, since January 30, 2017.

(k)           Internal Controls and Financial Reporting. The Company has (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its Subsidiaries is made known to the Chief Executive Officer and Chief Financial Officer of the Company on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; (ii) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; (iii) has evaluated the effectiveness of the Company’s disclosure controls and procedures and has disclosed in its MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (iv) has evaluated the effectiveness of the Company’s internal control over financial reporting and has disclosed in its MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses. To the knowledge of the Company, as of the date of this Agreement:

(i)            there are no material weaknesses in, the internal controls over financial reporting of the Company that could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(ii)           there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company. Since January 30, 2017, the Company has received no: (x) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

(l)            Books and Records; Disclosure. The financial books, records and accounts of the Company and its Subsidiaries: (i) have been maintained in accordance with applicable Laws and IFRS on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions

5

of the assets of the Company and its Subsidiaries; and (iii) accurately and fairly reflect the basis for the Company Financial Statements.

(m)          Independent Auditors. The Company’s current auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the current, or to the best knowledge of the Company any predecessor, auditors of the Company during the last three years.

(n)           Minute Books. The corporate minute books of the Company and its Subsidiaries contain minutes of all meetings and resolutions of its boards of directors and committees of its board of directors, other than those portions of minutes of meetings reflecting discussions of the Arrangement, and shareholders, held according to applicable Laws and are complete and accurate in all material respects.

(o)           No Undisclosed Liabilities. The Company and its Subsidiaries have no material outstanding indebtedness, liabilities or obligations, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Company Financial Statements, which relate to the proposed Arrangement or incurred in the Ordinary Course and which are not material since the date of the most recent Company Financial Statements.

(p)           No Material Change. Since September 30, 2017:

(i)            the Company and its Subsidiaries has conducted its business only in the Ordinary Course, excluding matters relating to the proposed Arrangement;

(ii)           there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Company Material Adverse Effect;

(iii)          except as disclosed in section (p) of the Company Disclosure Letter, there has not been any acquisition or sale by the Company or its Subsidiaries of any material property or assets;

(iv)          there has not been any incurrence, assumption or guarantee by the Company or its Subsidiaries of any material debt for borrowed money, any creation or assumption by the Company or its Subsidiaries of any Lien or any making by the Company or its Subsidiaries of any material loan, advance or capital contribution to or investment in any other Person, except as disclosed in the Company Financial Statements;

(v)           there has been no dividend or distribution of any kind declared, paid or made by the Company on any Common Shares;

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(vi)          the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Common Shares;

(vii)         other than as disclosed in section (p)(vii) of the Company Disclosure Letter, there has not been any material increase in or modification of the compensation payable to or to become payable by the Company or its Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance, change in control or termination pay or any increase or modification of any Employee Plans of the Company (including the granting of Company Options) made to, for or with any of such directors, officers, employees or consultants; and

(viii)        the Company has not removed any auditor or director or terminated any senior officer.

(q)           Litigation. Other than as disclosed in section (q) of the Company Disclosure Letter, there is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or has been commenced or, to the knowledge of the Company, is threatened affecting the Company or its Subsidiaries or affecting any of their property or assets (whether owned or leased) at law or in equity, which, individually or in the aggregate, if determined adversely to the Company or its Subsidiaries, has or could reasonably be expected to result in liability to the Company or its Subsidiaries in excess of $250,000. Neither the Company, its Subsidiaries nor any their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree material to the Company and its Subsidiaries on a consolidated basis.

(r)            Taxes.

(i)            The Company and each of its Subsidiaries has duly and timely filed all material Tax Returns required to be filed prior to the date hereof with the appropriate Governmental Entities and all such Tax Returns are true and correct in all material respects.

(ii)           The Company and each of its Subsidiaries has duly and timely paid all material Taxes, including all instalments on account of Taxes for the current year that are due and payable by it whether or not assessed by the appropriate Governmental Entity.

(iii)          The Company and each of its Subsidiaries has duly and timely collected all material amount of all Taxes required to be collected and has duly and timely paid and remitted the same to the appropriate Governmental Entity.

(iv)          There are no material proceedings, investigations, audits or claims now pending against the Company or its Subsidiaries in respect of any Taxes and no Governmental Entity has asserted in writing, or to the knowledge of the Company, has threatened to assert against the Company or its Subsidiaries any

7

deficiency or claim for Taxes or interest thereon or penalties in connection therewith.

(v)           There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Company or any of its Subsidiaries.

(vi)          To the knowledge of the Company, there are no material Liens for Taxes upon any property or assets of the Company and its Subsidiaries (whether owned or leased), except Liens for current Taxes not yet due.

(vii)         The Company or its Subsidiaries are not a party to any agreement, understanding, or arrangement relating to allocating or sharing any material amount of Taxes.

(viii)        The Company and each of its Subsidiaries has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any employees and any non-resident Person, the amount of all material Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Entity.

(ix)          The Company is a “taxable Canadian corporation” for the purposes of the Tax Act.

(s)            Data Privacy and Security. Neither the Company nor any of its Subsidiaries have been notified in writing of and, to the knowledge of the Company, is not the subject of any complaint, regulatory investigation or proceeding related to data security or privacy.

(t)            Property.

(i)            The Company or its Subsidiaries is the registered and/or beneficial owner of the real property described in section (t) of the Company Disclosure Letter (collectively, the “Company Owned Real Property”) free and clear of all Liens, except Permitted Liens.

(ii)           Other than the Company Owned Real Property, the Company and its Subsidiaries do not own any other real property.

(iii)          In respect of the Company Owned Real Property: neither the Company nor its Subsidiaries have received any notice, and have no knowledge, of any intention of any Governmental Entity to expropriate all or any part of the Company Owned Real Property; there are no leases in respect of the Company Owned Real Property or any part thereof other than Permitted Liens; other than as disclosed in section (t)(iii) of the Company Disclosure Letter, no Person has any right of first refusal, option, or other right to acquire the Company Owned Real Property

8

or any part thereof other than Permitted Liens; to the knowledge of the Company, the Company or its Subsidiaries is not in default under any of its material obligations arising out of any Permitted Liens beyond any applicable cure periods; all necessary permits and approvals have been obtained from the appropriate Governmental Entity in respect of the Company’s and its Subsidiaries present use of and operations on the Company Owned Real Property; the Company and its Subsidiaries have no present or future obligation to pay moneys to any Governmental Entity in connection with any on-site or off-site servicing, including off-site roads, services or utilities, save and except obligations which exist by virtue of the Permitted Liens.

(iv)          Each property currently leased or subleased by the Company or its Subsidiaries from a third party (collectively, the “Company Leased Properties”) is listed in section (t)(iii) of the Company Disclosure Letter, identifying the documents under which such leasehold interests are held (collectively, the “Company Lease Documents”). The Company or its Subsidiaries, as applicable, holds good and valid leasehold interests in the Company Leased Properties, free and clear of all Liens other than Permitted Liens. Each of the Company Lease Documents is valid, binding and in full force and effect as against the Company and its Subsidiaries, as applicable, and to the knowledge of the Company, as against the other parties thereto. To the knowledge of the Company, neither the Company, its Subsidiaries nor any of the other parties to the Company Lease Documents, is in material breach or violation or default (in each case, with or without notice or lapse of time or both) under any of the Company Lease Documents which breach, violation or default has not been cured, and the Company and its Subsidiaries has not received or given any notice of default under any such agreement which remains uncured.

(v)           The Company and each of its Subsidiaries has good and valid title to, or a valid and enforceable leasehold interest in, all of its and their respective other material assets and property not listed above in paragraph (s) and the Company’s and its Subsidiaries’ ownership of or leasehold interest in any such property is not subject to any Liens, except for Permitted Liens.

(vi)          The Company Owned Real Property and the Company Leased Properties, as applicable, are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the normal operations of the Company’s and its Subsidiaries facilities.

(u)           Sufficiency of Assets. The Company and its Subsidiaries have valid, good and marketable title to all personal property owned by them, free and clear of all Liens other than Permitted Liens. The assets and property owned, leased or licensed by the Company and its Subsidiaries are sufficient, in all material respects, for conducting the business, as currently conducted, of the Company.

(v)           Material Contracts. With respect to the Material Contracts of the Company:

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(i)            Section (v) of the Company Disclosure Letter includes a complete and accurate list of all Material Contracts to which the Company is a party and that are currently in force. The Company has made available to the Purchaser for inspection true and complete copies of all such Material Contracts.

(ii)           Except as would not be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect, all of the Material Contracts are in full force and effect, and the Company or one of its Subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company or its applicable Subsidiaries has not waived any rights under a Material Contract and no material default or breach exists in respect thereof on the part of the Company or its applicable Subsidiaries, or to the knowledge of the Company, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iii)          All of the Material Contracts are valid and binding obligations of the Company or one of its Subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iv)          As at the date hereof, neither the Company nor any of its Subsidiaries has received written notice that any party to a Material Contract, intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Company, no such action has been threatened.

(v)           Neither the entering into of this Agreement, nor the consummation of the Arrangement will trigger any change of control or similar provisions in any of the Material Contracts.

(w)          Authorizations.

(i)            The Company and its Subsidiaries have obtained and are in compliance with all material Authorizations required by applicable Laws, necessary to conduct their current business as now being conducted.

(ii)           All material Authorizations of the Company and its Subsidiaries are in full force and effect, and, to the knowledge of the Company, no suspension or cancellation thereof has been threatened.

(iii)          Other than as disclosed in section (w)(iii) of the Company Disclosure Letter, no material Authorizations of the Company or any of its Subsidiaries will in any way be affected by, or terminate or lapse by reason of, the transactions

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contemplated by this Agreement or any of the other agreements contemplated hereunder or executed herewith.

(iv)          There are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with such Authorizations as are necessary to conduct the business of the Company and its Subsidiaries as it is currently being conducted.

(x)           Environmental Matters.

(i)            The Company and each of its Subsidiaries have, in all material respects, carried on its businesses and operations in compliance with all applicable Environmental Laws.

(ii)           Neither the Company nor any its Subsidiaries have received any order, request or written notice from any Person either alleging a material violation of any Environmental Law or requiring that the Company or any of its Subsidiaries carry out any work, incur any costs or assume any liabilities, related to a violation of Environmental Laws or to any agreements with any Governmental Entity with respect to or pursuant to Environmental Laws.

(iii)          To the knowledge of the Company, there are no hazardous substances or other conditions that could reasonably be expected to result in liability of or adversely affect the Company or any of its Subsidiaries under or related to any Environmental Law on, at, in, under or from any of the Company Owned Real Property or Company Leased Properties (including the workplace environment) currently or, to the knowledge of the Company, previously owned, leased or operated by the Company or any of its Subsidiaries.

(iv)          There are no pending claims or, to the knowledge of the Company, threatened claims, against the Company or any of its Subsidiaries arising out of any Environmental Laws.

(y)           Compliance with Laws.

(i)            The Company and each of its Subsidiaries have complied with and are not in violation, in any material respect, of any applicable Laws.

(ii)           Neither the Company nor any of its Subsidiaries has received any written notices or other written correspondence from any Governmental Entity (1) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law (other than Environmental Laws) or (2) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization. To the knowledge of the Company, no investigation, inspection, audit or other proceeding by any Governmental

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Entity involving allegations of any material violation of any Law (other than Environmental Laws) is threatened or contemplated.

(iii)          Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any of their directors, executives, representatives, agents or employees (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (v) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(z)           Employment & Labour Matters. Except as disclosed in section (z) of the Company Disclosure Letter:

(i)            Neither the Company nor any of its Subsidiaries are:

(A)                               party to any Contract providing for termination notice, payment in lieu of termination notice, change of control payments, or severance payments to, or any employment or consulting agreement with, any current or former director, officer or employee of the Company or its Subsidiaries other than such arising from any applicable Law; and

(B)                               party to any Collective Agreement nor, to the knowledge of the Company, subject to any application for certification or threatened union-organizing campaigns for employees not covered under a Collective Agreement nor are there any current, or to the knowledge of the Company, pending or threatened strikes or lockouts at the Company or its Subsidiaries .

(ii)           There are no labour disputes, strikes, organizing activities or work stoppages against the Company or any of its Subsidiaries pending, or to knowledge of the Company, threatened.

(iii)          The execution, delivery and performance of this Agreement and the consummation of the Arrangement will not result in the automatic acceleration of the time of payment or vesting of entitlements otherwise available under any Employee Plan of the Company or any of its Subsidiaries.

(iv)          The Company and each of its Subsidiaries has been and is now in compliance, in all material respects, with all terms and conditions of employment, with respect to employment and labour, including, wages, hours of work, overtime, human rights, occupational health and safety and workers compensation, and there are

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no current, or, to the knowledge of the Company, pending or threatened proceedings (including grievances, arbitration, applications or pending applications) before any Governmental Entity or labour arbitrator with respect to any of the foregoing Employee Plans of the Company and its Subsidiaries (other than routine claim for benefits).

(v)           To the knowledge of the Company, no executive or manager of the Company or its Subsidiaries (A) has any present intention to terminate their employment, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any other Person besides the Company or its Subsidiaries which would impede the business, be material to the performance of such employee’s employment duties, or the ability of the Company and any of its Subsidiaries, or the Purchaser and any of its Subsidiaries to conduct the business.

(vi)          There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any provincial workers’ compensation statute or regulation, and nether the Company nor any of its Subsidiaries has been reassessed in any material respect under such statute or regulation during the past three (3) years and, to the knowledge of the Company, no audit of the Company or any its Subsidiaries is currently being performed pursuant to any provincial workers’ compensation statute or regulation, and, to the knowledge of the Company, there are no claims or potential claims which may materially adversely affect the Company’s or any of its Subsidiaries’ accident cost experience in respect of the business.

(vii)         Section (z) of the Company Disclosure Letter contains a correct and complete list of each member of management and independent contractors/consultants of the Company and its Subsidiaries, indicating their respective location, hire date, position, salary, benefits and current status (full time, part-time, active, non-active), as applicable and whether they are subject to a written employment contract.

(viii)        Each independent contractor/consultant who is disclosed in section (z) of the Company Disclosure Letter has, to the knowledge of the Company, been properly classified by the Company and its Subsidiaries as an independent contractor and neither the Company, nor any of its Subsidiaries has received any notice from any Governmental Entity disputing such classification.

(ix)          Section (z) of the Company Disclosure Letter lists all Employee Plans of the Company and its Subsidiaries. The Company has made available to the Purchaser true, correct and complete copies of all such Employee Plans as amended.

(xi)          No Employee Plan of the Company or any of its Subsidiaries contains or has ever contained a “defined benefit provision” as such term is defined in subsection 147.1 of the Tax Act.

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(xii)         All Employee Plans of the Company and its Subsidiaries are and have been established, registered, funded and administered in all material respects: in (x) accordance with applicable Laws and (y) in accordance with their terms. To the knowledge of the Company, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan.

(xiii)        All contributions, premiums or taxes required to be made or paid by the Company or any of its Subsidiaries under the terms of each Employee Plan of the Company and its Subsidiaries or by applicable Laws have been made in a timely fashion.

(aa)         Intellectual Property.

(i)            The Company and its Subsidiaries own all right, title and interest in and to, or is validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as currently conducted, of the Company and its Subsidiaries (collectively, the “Company Intellectual Property Rights”). All such Company Intellectual Property Rights are sufficient, in all material respects, for conducting the business, as currently conducted, of the Company and its Subsidiaries, and to the knowledge of the Company, all such Company Intellectual Property Rights are valid and enforceable (subject to the effects of bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting creditors’ rights generally), and do not infringe upon the Intellectual Property rights of any third party.

(ii)           The Company and its Subsidiaries, as applicable, own all right, title and interest in and to the trademarks, trade names and service marks listed in section (aa) of the Company Disclosure Letter.

(bb)         Health Canada. All Material Contracts in relation to the licences and permits issued by Health Canada have been provided to or made available to the Purchaser and its representatives.

(cc)         Related Party Transactions. With the exception of this Agreement and any contracts related to Company Options and employment agreements included in the Company Data Room, there are no Contracts or other transactions currently in place between the Company or any of its Subsidiaries, on the one hand, and: (i) any officer or director of the Company or any of its Subsidiaries; and (ii) any affiliate or associate of any such, officer or director. Except as disclosed in section (cc) of the Company Disclosure Letter, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(dd)         Brokers. Other than as disclosed in section (dd) of the Company Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s,

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finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries

(ee)         Insurance. As of the date hereof, the Company and each of its Subsidiaries have such policies of insurance as are included in the Company Data Room. All insurance maintained by the Company and its Subsidiaries is in full force and effect and in good standing and is in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the cannabis industry.

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SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(a)           Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has all necessary corporate power and authority to own its property and assets as now owned and to carry on its business as it is now being conducted. The Purchaser is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary.

(b)           Authority Relative to this Agreement. The Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Purchaser as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by the Purchaser and the performance by the Purchaser of its obligations under this Agreement have been duly authorized by the Purchaser board or directors and no other corporate proceedings on its part are necessary to authorize this Agreement, the Arrangement or the issuance of the Consideration Shares. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)           No Violation. Neither the authorization, execution and delivery of this Agreement by the Purchaser nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations hereunder or thereunder, nor compliance by the Purchaser with any of the provisions hereof or thereof will result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(i)            its articles or by-laws;

(ii)           any Authorization or Contract to which the Purchaser is a party or to which it or any of its properties or assets are bound; or

(iii)          any Laws (assuming compliance with the matters referred to in paragraph (d) below), regulation, order, judgment or decree applicable to the Purchaser or any of its Subsidiaries or any of their respective properties or assets;

except in the case of (ii) and (iii) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate be material and adverse to the Purchaser and its Subsidiaries on a consolidated basis.

(d)           Governmental Approvals. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the Arrangement requires no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) sending the Articles of Arrangement to the Director; (iv) compliance with any applicable Securities Laws and stock exchange rules and regulations; (v) receipt of the Key Regulatory Approvals; and (vi) any actions, filings or notifications the absence of which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(e)           Capitalization.

(i)            The authorized share capital of the Purchaser consists of an unlimited number of common shares. As of the date hereof, there were issued and outstanding 163,051,452 Purchaser Shares.

(ii)           As of the date hereof, an aggregate of up to 4,773,232 Purchaser Shares are issuable upon the exercise of outstanding incentive stock compensation plans of the Purchaser and up to 2,542,371 Purchaser Shares are issuable upon the exercise of outstanding common share purchase warrants of the Purchaser, the exercise prices, expiration dates and other material terms of which are set forth in section (e) of the Purchaser Disclosure Letter. As of the date hereof, except for such Purchaser Shares described in the immediately preceding sentence and the Consideration Shares issuable in connection with the Arrangement, there are no securities, options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which the Purchaser or any of its Subsidiaries is a party or by which any of the Purchaser or its Subsidiaries may be bound, obligating or which may obligate the Purchaser or any of its Subsidiaries to issue, grant, deliver, extend, or enter into any such security, option, warrant, stock appreciation right, restricted stock unit, conversion privilege or other right, agreement, arrangement or commitment.

(iii)          All outstanding Purchaser Shares have been duly authorized and validly issued and are fully paid and non-assessable.

(f)            Purchaser Shares. The Consideration Shares to be issued pursuant to the Arrangement have been duly authorized and reserved for issuance and, upon issuance, will be validly issued as fully paid and non-assessable shares in the capital of the Purchaser, will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities and will be listed for trading on the TSX.

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(g)           Reporting Status and Securities Laws Matters. The Purchaser is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the provinces of Canada, other than Quebec. The Purchaser is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of the Purchaser, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. Except as disclosed in the Purchaser Disclosure Letter, the Purchaser Shares are listed on and the Purchaser is in compliance with the rules and policies of, the TSX and no delisting, suspension of trading in or cease trading order with respect to any securities of the Purchaser is in effect and to the knowledge of the Purchaser, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX is in effect or ongoing or, to the knowledge of the Purchaser, expected to be implemented or undertaken.

(h)           Purchaser Filings. The Purchaser has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and/or the TSX since June 1, 2016. The documents comprising the Purchaser Filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report which at the date of this Agreement remains confidential.

(i)            Financial Statements. The Purchaser’s consolidated audited financial statements as at and for the fiscal years ended May 31, 2017 and 2016 (including the notes thereto) and related MD&A and the Purchaser’s consolidated financial statements as at and for the six months ended November 30, 2017 and related MD&A (collectively, the “Purchaser Financial Statements”) were prepared in accordance with IFRS consistently applied (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of the Purchaser for the dates and periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Purchaser on a consolidated basis. There has been no material change in the Purchaser’s accounting policies, except as described in the Purchaser Financial Statements, since June 1, 2016.

(j)            Internal Controls and Financial Reporting. The Purchaser has (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Purchaser is made known to the Chief Executive Officer and Chief Financial Officer of the Purchaser on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; (ii) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

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accordance with IFRS; (iii) has evaluated the effectiveness of the Purchaser’s disclosure controls and procedures and has disclosed in its MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (iv) has evaluated the effectiveness of the Purchaser’s internal control over financial reporting and has disclosed in its MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses. To the knowledge of the Purchaser, as of the date of this Agreement:

(i)            there are no material weaknesses in, the internal controls over financial reporting of the Purchaser that could reasonably be expected to adversely affect the Purchaser’s ability to record, process, summarize and report financial information; and

(ii)           there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Purchaser. Since June 1, 2016, the Purchaser has received no: (x) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (y) expressions of concern from employees of the Purchaser regarding questionable accounting or auditing matters.

(k)           Independent Auditors. The Purchaser’s current auditors are independent with respect to the Purchaser within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the current, or to the best knowledge of the Company any predecessor, auditors of the Company during the last three years.

(l)            No Undisclosed Liabilities. Except as disclosed in section (l) of the Purchaser Disclosure Letter, the Purchaser has no material outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Purchaser Financial Statements, which relate to the proposed Arrangement or incurred in the Ordinary Course since the date of the most recent Purchaser Financial Statements.

(m)          No Material Change. Since June 1, 2016, other than the transactions contemplated in this Agreement or as disclosed in the Purchaser Filings: (i) the business of the Purchaser and its Subsidiaries has been conducted in the Ordinary Course; (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect; (iii) there has been no dividend or distribution of any kind declared, paid or made by the Purchaser on any Purchaser Shares; and (iv) the Purchaser has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Purchaser Shares.

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(n)           Litigation. There is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or has been commenced or, to the knowledge of the Purchaser, is threatened affecting the Purchaser or any of its Subsidiaries or affecting any of their respective property or assets (whether owned or leased) at law or in equity, which, individually or in the aggregate, if determined adversely to the Purchaser, has or could reasonably be expected to result in liability to the Purchaser in excess of $1,000,000. Except as disclosed in section (n) of the Purchaser Disclosure Letter, neither the Purchaser nor any of its respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree material to the Purchaser and its Subsidiaries on a consolidated basis.

(o)           Taxes. There are no material proceedings, investigations, audits or claims now pending against the Purchaser or its Subsidiaries in respect of any Taxes and no Governmental Entity has asserted in writing, or to the knowledge of the Purchaser, has threatened to assert against the Purchaser or its Subsidiaries any deficiency or claim for Taxes or interest thereon or penalties in connection therewith.

(p)           Insurance. All insurance maintained by the Purchaser and its Subsidiaries is in full force and effect and in good standing and is in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the cannabis industry.

(q)           Data Privacy and Security. Neither the Purchaser nor any of its Subsidiaries have been notified in writing of and, to the knowledge of the Purchaser, is not subject of any complaint, regulatory investigation or proceeding related to data security or privacy.

(r)            Material Contracts. Except as would not be reasonably expected to result in, individually or in the aggregate, a Purchaser Material Adverse Effect, all of the Contracts which are material to the Purchaser and its Subsidiaries on a consolidated basis are in full force and effect, and the Company or one of its Subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof.

(s)            Authorizations. The Purchaser and its Subsidiaries have obtained and are in compliance with all material Authorizations required by applicable Laws, necessary to conduct their current business as not being conducted.

(t)            Compliance with Laws.

(i)            The Purchaser and each of its Subsidiaries have complied with and are not in violation, in any material respect, of any applicable Laws.

(ii)           Neither the Purchaser nor any of its Subsidiaries has received any written notices or other written correspondence from any Governmental Entity (1) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law or (2) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material

5

Authorization. To the knowledge of the Purchaser, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law is threatened or contemplated.

(iii)          Neither the Purchaser, its Subsidiaries nor, to the knowledge of the Purchaser, any of their directors, executives, representatives, agents or employees (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (v) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(u)           Security Ownership. Except as disclosed in section (u) of the Purchaser Disclosure Letter, the Purchaser and its affiliates do not beneficially own any securities of the Company or any of its affiliates.

(v)           Brokers. Other than as disclosed in section (v) of the Purchaser Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

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VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of January 28, 2018

AMONG:

• (the “Shareholder”)

- and -

Aphria Inc., a corporation existing under the laws of Ontario (“Purchaser”)

RECITALS:

WHEREAS, in connection with an arrangement agreement between the Purchaser and Nuuvera Inc. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”), the Purchaser proposes to acquire all of the issued and outstanding common shares (the “Common Shares”) of the Company subject to the terms and conditions set forth in the Arrangement Agreement;

WHEREAS, it is contemplated that the proposed transaction will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario);

WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Shares listed in Schedule A hereto; and

WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Shares and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1                          Definitions

Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Arrangement Agreement. In this Agreement, including the recitals:

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Common Shares” has the meaning ascribed thereto in the recitals hereof;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Expiry Time” has the meaning ascribed thereto in Section 3.1(a);

“Notice” has the meaning ascribed thereto in Section 4.8;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Shares” means the Common Shares and other securities listed on Schedule A hereto and any Common Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Shares may be converted into, exchanged for or otherwise changed into; and

“Voting Support Outside Date” means six (6) months from the date hereof.

1.2                          Gender and Number

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3                          Currency

All references to dollars or to $ are references to Canadian dollars.

1.4                          Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and

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Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5                          Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6                          Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

1.7                          Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1                          Representations and Warranties of the Shareholder

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(a)           The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its incorporation.

(b)           The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)           The Shareholder exercises control or direction over all of the Subject Shares set forth opposite its name in Schedule A hereto. Other than the Subject Shares,

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neither the Shareholder nor any of its affiliates, beneficially own, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)           As at the date hereof, the Shareholder is, and immediately prior to the time at which the Subject Shares are acquired by the Purchaser under the Arrangement or an Alternative Transaction the Shareholder will be, the sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all Liens.

(e)           The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Shares.

(f)            No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(g)           No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by it of its obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(h)           None of the Subject Shares is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as contemplated by the Arrangement Agreement.

(i)            None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity or (iv) any applicable law.

2.2                          Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

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(a)           The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)           None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity or (iv) any applicable law.

(c)           No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by the Purchaser of the Arrangement, other than those which are contemplated by the Arrangement Agreement.

(d)           There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of the Purchaser, threated against or affecting the Purchaser or any of its respective properties that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on the Purchaser’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Arrangement Agreement.

ARTICLE 3

COVENANTS

3.1                          Covenants of the Shareholder

(a)           The Shareholder hereby covenants with the Purchaser that from the date of this Agreement until the termination of this Agreement in accordance with its terms (the “Expiry Time”), the Shareholder will not, without having first obtained the prior written consent of the Purchaser:

(i)            sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the Subject Shares or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than (A) pursuant to the

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Arrangement or an Alternative Transaction, (B) any exercise of Company Warrants or Company Options for Common Shares in accordance with their terms, or (C) to one or more corporations directly or indirectly wholly owned by the Shareholder without affecting beneficial ownership or control or direction over the Subject Shares, provided that in such case and for greater certainty, any Common Shares acquired as a result thereof shall be Subject Shares and subject to the terms and conditions of this Agreement;

(ii)           other than as set forth herein, grant or agree to grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Shares; or

(iii)          requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution.

(b)           The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Shares:

(i)            at any meeting of any of the securityholders of the Company at which the Subject Shares are entitled to vote, including the Company Meeting; and

(ii)           in any action by written consent of the securityholders of the Company,

in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement). In connection with the foregoing, subject to this Section 3.1(b), the Shareholder hereby agrees to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of its Subject Shares (to the extent that they carry the right to vote) as soon as practicable following the mailing of the Company Circular and in any event at least 10 calendar days prior to the Company Meeting, voting all such Subject Shares (to the extent that they carry the right to vote) in favour of the Arrangement Resolution. The Shareholder hereby agrees that it will not take, nor permit any Person on its behalf to take, any action to withdraw, revoke, amend or invalidate any proxy or voting instruction form deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement has at such time been previously terminated in accordance with Section 4.1.

(c)           The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of

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establishing quorum and to vote (or cause to be voted) all of the Subject Shares (to the extent that they carry the right to vote) against any proposed action by the Company, any Company Common Shareholder, any of the Company’s Subsidiaries or any other Person: (i) in respect of any Acquisition Proposal or Superior Proposal or other merger, take-over bid, amalgamation, plan of arrangement, business combination, reorganization, recapitalization, dissolution, liquidation, winding up or similar transaction involving the Company or any Subsidiary of the Company that requires the approval of Company Common Shareholders under applicable law, other than the Arrangement or an Alternative Transaction; (ii) which would reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Arrangement, including without limitation any amendment to the articles or bylaws of the Company or any of its Subsidiaries or their respective corporate structures or capitalization; or (iii) any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of the Company under the Arrangement Agreement.

(d)           The Shareholder hereby covenants, undertakes and agrees, in the event that any transaction for the proposed acquisition of at least a majority of the Common Shares of the Company, where such transaction requires the approval of Company Common Shareholders under applicable law, other than the Arrangement or an Alternative Transaction, is presented prior to the Effective Time for approval of, or acceptance by, the Company Common Shareholders, whether or not it may be recommended by the Board, not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Shares.

(e)           Until the Expiry Time, subject to Section 4.5 the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)            solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(ii)           assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iii)          act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Common Shares as contemplated by the Arrangement;

(iv)          solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any

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confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)           participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal;

(vi)          accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

(vii)         cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(f)            The Shareholder will not (i) exercise any dissent rights in respect of the Arrangement; (ii) contest in any way the approval of the Arrangement by any Governmental Entity; or (iii) take any other action of any kind, in each case which would reasonably be regarded as likely to reduce the success of, or materially delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement.

(g)           The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(h)           At the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a Company Common Shareholder to assist the Company and the Purchaser to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings, provided that the Shareholder shall not be obligated to incur any expense in providing such cooperation, including by participating in any claim, action, suit, proceeding or investigation whether civil, criminal, administrative, or investigative, unless the Purchaser reimburses the Shareholder for such expenses.

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(i)            The Shareholder hereby consents to:

(i)            details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(ii)           this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR) operated on behalf of the Securities Authorities.

(j)            Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

3.2                          Alternative Transaction

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Common Shares other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement, (b) would not likely result in a delay or time to completion beyond the Voting Support Outside Date, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Shares (including any Common Shares issuable upon the exercise of any Company Options or Company Warrants) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Shares (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser.

3.3                          Covenants of the Purchaser

Subject to Section 4.1, the Purchaser will take all steps required of it under the Arrangement Agreement to cause the Arrangement to occur in accordance with the terms of and subject to the conditions set forth in the Arrangement Agreement.

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ARTICLE 4

GENERAL

4.1                          Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)           the mutual agreement in writing of the Shareholder and the Purchaser;

(b)           written notice by the Shareholder to the Purchaser if without the prior written consent of the Shareholder, there is any decrease in the aggregate amount of Consideration;

(c)           the valid termination of the Arrangement Agreement by the Company pursuant to Section [7.2(1)(c)(i)] [Breach of the Purchaser’s representations, warranties or covenants under the Arrangement Agreement] or Section [7.2(1)(c)(ii)] [Purchaser Material Adverse Effect] of the Arrangement Agreement;

(d)           the completion of the acquisition by the Purchaser of the Subject Shares; and

(e)           the Voting Support Outside Date.

4.2                          Time of the Essence

Time is of the essence in this Agreement.

4.3                          Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4                          Equitable Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

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4.5                          Fiduciary Duty

Notwithstanding anything to the contrary herein, nothing herein shall restrict or limit any director or officer of the Company from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of the Company that is otherwise permitted by, and done in compliance with, the terms of the Arrangement Agreement. The Purchaser further hereby agrees that the Shareholder is not making any agreement or understanding herein in any capacity other than in the capacity as beneficial owner of the Subject Shares.

4.6                          Waiver; Amendment

Each party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.7                          Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.8                          Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)           if to the Purchaser at:

Aphria Inc.

103-245 Talbot Street West

Leamington, Ontario

N8H 1N8

Attention:              Chief Financial Officer

Facsimile:              (416) 947-0866

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

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5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Attention:              Curtis Cusinato/Sean Vanderpol

Facsimile:              (416) 947-0866

(b)           to the Shareholder, at the address set out at Schedule B hereto.

Any Notice is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:30 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

4.9                          Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.10                        Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate for all of its obligations hereunder.

4.11                        Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that

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they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.12                        Further Assurances

The parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.13                        Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[The remainder of this page has been intentionally left blank.]

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IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

[Shareholder]

By:
Name:

Title:

Aphria Inc.

By:
Name:

Title:

SCHEDULE A

Number of Company Options and
Owner	Number of Common Shares	Number of Company Warrants

SCHEDULE B

[Shareholder Address for Notice]